The information in this prospectus supplement is not complete and may be changed without notice. A registration statement has been filed with the U.S. Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these shares, and are not soliciting an offer to buy these shares, in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
Registration Number 333-129244
Subject to Completion, dated January 12, 2006
Preliminary Prospectus Supplement
(To Prospectus dated November 30, 2005)
3,470,183 shares
Class A common stock
The selling stockholders named in this prospectus supplement are selling 3,470,183 shares of our Class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Our common stock is listed on the New York Stock Exchange under the symbol “SGK.” On January 11, 2006, the last sale price of our common stock as reported on the New York Stock Exchange was $21.46 per share.

	Per share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

We have granted the underwriters the option to purchase up to an additional 520,527 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.
Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Robert W. Baird & Co.
                      , 2006

S-i

About this prospectus supplement
This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of class A common stock being offered, and the risks of investing in our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the section entitled “Where you can find more information.”
As used in this prospectus supplement, the terms “we,” “our,” “us” and “the company” may, depending on the context, refer to Schawk, Inc., including its consolidated subsidiaries. References in this prospectus supplement to our “common stock” mean our Class A common stock.
This prospectus supplement and the accompanying prospectus include our trademarks, including Schawktm, PaRTStm and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

Summary
The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including “Risk Factors,” appearing elsewhere in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, the information set forth in this prospectus supplement does not give effect to the exercise of the underwriters’ over-allotment option.
Overview
We are one of the world’s largest independent brand image solutions companies. We deliver a broad range of digital pre-media graphic services through 177 locations in 13 countries across North America, Europe, Asia and Australia. We design, create and manage images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional and advertising materials. Our services provide a vital interface between the creative and production processes and assure the production of consistent, high-quality graphic images. We believe these services enable our clients to bring their products to market more quickly, consistently and efficiently.
Our clients include 33 of the Fortune 100 companies. Our clients select us for our comprehensive brand consulting services as they seek to more effectively and consistently communicate their visual identities and execute their branding and marketing strategies on a global scale. We believe our clients are increasingly choosing to outsource their imaging needs to us for a variety of reasons, including our:
•  ability to service our clients’ graphic requirements throughout the world;
•  rapid turnaround and delivery times;
•  comprehensive, up-to-date knowledge of the printing press specifications of converters and printers located throughout the world;
•  high quality creative design capabilities and production art expertise;
•  consistent reproduction of colors across multiple packaging and promotional media;
•  digital imaging asset management; and
•  efficient workflow management.
We acquired one of our largest competitors, Seven Worldwide, Inc. (formerly Applied Graphics, Inc.) in January 2005 and the business of Winnetts from Weir Holdings, Inc. in December 2004. Primarily as a result of these acquisitions, our net sales for the nine months ended September 30, 2005 grew to $454.7 million, a 154.4% increase over net sales for the same period in 2004.
Industry
The global pre-media graphic services industry has thousands of market participants, including independent pre-press service providers, converters, printers and, to a lesser extent, advertising agencies. Most graphic services companies focus on publication work such as textbooks, advertising, catalogs, newspapers and magazines. Our target markets, however, are high-end packaging, advertising and promotional applications for the consumer products industry. We estimate the North American market for graphic services in the consumer products packaging industry is approximately $1.5 billion and the worldwide market is as high as $6.0 billion. We estimate the broader market for graphic services including publishing, advertising and promotional as well as packaging applications in North America may be as high as $7.5 billion and worldwide may be as high as $30.0 billion. Within the consumer products graphic industry, the market is highly fragmented with thousands of limited service partners, only a small number of which have annual revenues exceeding $20.0 million. We believe that the number of graphic services providers to the consumer products industry will continue to diminish due to consolidation and attrition caused by competitive forces such as accelerating technological requirements for advanced systems, the need for highly skilled personnel and the growing demands of clients for full-service global capabilities.
High quality graphic services are critical to the effectiveness of any consumer products marketing strategy. A change in the graphic image of a package, advertisement or point-of-sale promotional display can dramatically increase sales of a particular product. New product development has become a vital strategy for consumer products companies, which introduce thousands of new products each year. In addition to introducing new products, consumer products companies are constantly redesigning their packaging, advertising and promotional materials for existing products to respond to rapidly changing consumer tastes (such as the fat or carbohydrate content of foods), current events (such as major sports championships and blockbuster film releases) and changing regulatory requirements (such as allergen or country of origin disclosure requirements). The speed and frequency of these changes and events have led to increased demand for shorter turnaround and delivery time between the creative design phase and the distribution of packaged products and related advertising and promotional materials.
Consumer products manufacturers seek to reduce overhead in many ways, including by outsourcing their internal brand image capabilities. To achieve cost savings and process efficiencies, consumer products companies increasingly consolidate their relationships with graphic image solution service providers that can offer comprehensive solutions on demand. Large global consumer products companies require worldwide quality and consistency in packaging, advertising and promotional materials as they attempt to build global brand name recognition. All of these factors lead consumer products companies to seek out larger brand image solutions companies with broader service offerings and geographic reach that will enable them to bring their products to market more quickly, consistently and efficiently.
Graphic services for consumer product packaging presents specific challenges. Packaging requirements for consumer products are complex and demanding due to variations in package materials, shapes, sizes, custom colors, storage conditions and marketing enhancements. An ever-increasing number of stockkeeping units, or SKUs, compete for shelf space and market share, making product differentiation essential to our clients. In recent years consumer products companies have redirected significant portions of their marketing budgets toward package design and point-of-sale media as they recognize the power of point-of-sale marketing on consumer buying behavior. Because pre-media services represent only a small portion (estimated to be less than 10%) of the overall cost of consumer products packaging, changes in package design have only a modest impact on overall costs. Recognizing this high benefit/low cost relationship and the continuous need to differentiate their offerings, consumer products companies change package designs frequently as part of their core marketing strategy.

Rapidly changing consumer tastes, shifting marketing budgets, the need for product differentiation, changing regulatory requirements, the relative cost-effectiveness of packaging redesign and other factors described above have all led to a significant increase in the volume and frequency of package design modifications. This increase, along with the related changes in advertising and promotional materials, has resulted in significantly increased demand for the brand image solutions we provide.
Recent acquisitions
Our recent acquisitions of Winnetts and Seven Worldwide have significantly increased our ability to meet and adapt to client needs and industry trends by:
•  expanding our geographic reach to Europe, Australia and India, which benefits our existing clients as they seek to establish global brand consistency; and
•  increasing and expanding the scope of our global service offerings, such as creative design and high end retouching, and entering into new markets, such as retail and media.
These acquisitions have also increased the amount of business we do for the world’s largest consumer products companies, particularly for the non-U.S. divisions of our existing clients. As we continue to integrate the acquired businesses into our company, we have begun to realize cost and operating synergies among U.S. and overseas operations. Through these acquisitions, we believe we now have a platform with the necessary geographic reach and range of service offerings to succeed in meeting our clients’ imaging and branding needs on a global basis. We believe we are the only brand image solutions company positioned to offer such a breadth of services on a global scale.
Competitive strengths
We are a leader in a highly fragmented market. We are one of the world’s largest independent brand image solutions companies. There are thousands of independent market participants in our industry in North America alone, and the vast majority of these are single-location, small niche firms with annual revenues of less than $20.0 million. We believe that our size, expertise, breadth of services and global presence represent a substantial competitive advantage in our industry.
We have direct client relationships. While many participants in the graphic services industry serve only intermediaries such as advertising firms and printers, we typically maintain direct relationships with our clients. As part of this focus on direct client relationships, we also deploy our employees on-site at and near client locations, leading to faster turnaround and delivery times and deeper, longer-lasting client relationships. At September 30, 2005, we had 116 on-site locations staffed by approximately 400 Schawk employees. Our direct client relationships enable us to strengthen and expand client relationships by better and more quickly anticipating and adapting to our clients’ needs.
We have a comprehensive service offering. We provide our clients with a comprehensive offering of brand image solutions services. We have built upon our core pre-media services by acquiring and integrating digital imaging graphic services such as brand strategy services, workflow audit services, creative design, production art, print management consulting, digital asset management and high-end re-touching. In addition to generating more revenue, the increased breadth of our service offering enables us to manage the pre-media graphic process, from image planning and design to media fulfillment. This results in quicker, more consistent and cost-effective solutions for our clients, and in many cases enables our clients to undertake more product introductions or existing packaging alterations without exceeding their budgets.
We have unique global capabilities. We have 177 locations in 13 countries across 4 continents. We have combined this global platform with our proprietary databases of printer specifications across the world, ensuring that we provide consistent service to our clients on a local, regional and global basis. The ability to ensure a consistent brand image is increasingly important to global clients as they continue to expand their markets, extend and unify their brands and outsource their production internationally. Our global presence and proprietary databases help ensure consistent brand imaging for our clients around the world.
We generate strong cash flow. We have a proven record of generating strong cash flow through profitable growth in operating performance and a strong financial discipline. We have been able to manage our costs efficiently, address prevailing market conditions and avoid dependence on revenue growth to maintain or increase profitability. Also, historically, we have only had a modest need for capital investment. We believe that these factors should enable us to continue to generate strong cash flow.
Growth strategy
Our goal is to enhance our leadership position in the brand image solutions industry. Our strategies to realize this objective include:
Capitalizing on our recently enhanced platform. We seek to capitalize on the breadth of our services and our global presence. Our dedicated business development team emphasizes our ability to tailor integrated brand image solutions on a global scale to meet our clients’ specific needs. Our total solution approach has recently yielded several significant new opportunities by expanding service offerings to existing clients and winning global representation of clients previously using our services only in a single market. This strategy is expected to drive additional organic growth in the future.
Matching our services to the needs of our clients. As our clients continually create new products and extend and enhance their existing brands, we continue to match our brand image solutions to meet their needs and, where necessary, adapt our services as their needs change and grow. Our adaptability is exemplified by our ability to scale our service offerings, shift employees among our locations to address surges in a client’s promotional activity, and originate services from additional global locations based on changes in a client’s global branding strategy.
Pursuing acquisitions opportunistically. Where opportunities arise and in response to client needs, we will continue to seek strategic acquisitions of selected businesses to broaden our service offerings, enhance our client base or build a new market presence.
Recent developments
Although definitive financial results for the three and twelve months ended December 31, 2005 are not yet available, based on information available to date we expect that our reported net sales for the three months ended December 31, 2005 will be between $155.0 million and $160.0 million, an increase from $59.6 million for the three months ended December 31, 2004, and that our reported net sales for the year ended December 31, 2005 will be between $610.0 million and $615.0 million, an increase from $238.3 million for the year ended December 31, 2004. The expected increases are primarily due to our acquisition of Seven

Worldwide and Winnetts. We also reaffirm our previously announced guidance with respect to earnings per share for the full year of between $1.25 to $1.30 per fully diluted share, which estimate does not give effect to estimated acquisition integration expenses for the full year of between $0.13 to $0.14 per share. After giving effect to such expenses, we expect earnings per share to be in the range of $1.11 to $1.17 per fully diluted share. We believe that we will be substantially completed with our current restructuring efforts during the first quarter of 2006.
The above estimates reflect our current expectations. However, in light of the size of our recent acquisitions and the fact that many of our operating units have only recently been integrated into our financial reporting system, and due to uncertainties regarding potential changes to our purchase price accounting allocations relating to these acquisitions, we cannot assure you that our results of operations for the three months and year ended December 31, 2005 will fall within the above estimated ranges.
We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 1695 River Road, Des Plaines, Illinois 60018, and our telephone number at that address is (847) 827-9494. Our Internet address is www.schawk.com. The contents of our website are not a part of this prospectus.

The offering

Common stock offered by the selling stockholders	3,470,183 shares

Common stock outstanding before and after the offering	26,130,082 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders. If the underwriters exercise their option to purchase all of the 520,527 shares from us to cover overallotments, we expect to receive net proceeds of approximately $10.1 million, after deducting the underwriting discount and estimated offering expenses we expect to pay and assuming a public offering price of $21.46 (based on the last reported sale price on January 11, 2006).

New York Stock Exchange Symbol	“SGK”
The above information regarding shares outstanding before and after the offering is based on the number of shares of common stock outstanding as of January 10, 2006.
The number of shares outstanding also excludes 5,527,320 shares of common stock reserved for issuance pursuant to the exercise of options under our stock option plans. Under such plans, options for 2,791,024 shares are currently exercisable at a weighted average exercise price of $10.56 per share as of January 10, 2006.

Summary consolidated financial data
You should read the following summary consolidated financial data together with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes included in this prospectus supplement.

	Nine months ended
	September 30,		Year ended December 31,
(in thousands, except per
share amounts)	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
Consolidated income statement information
Net sales	$454,742	$178,778	$238,345	$201,031	$186,189	$189,643	$210,804
Cost of sales	297,251	102,362	137,017	119,760	113,311	114,589	127,505

Gross profit	157,491	76,416	101,328	81,271	72,878	75,054	83,299
Selling, general and administrative expenses	111,869	47,516	63,536	53,735	48,215	54,460	55,034
Acquisition integration, restructuring and other expense	4,043	–	–	–	2,631	3,281	5,292

Operating income(a)	41,579	28,900	37,792	27,536	22,032	17,313	22,973
Other income (expense):
Interest and dividend income	254	127	188	72	236	52	41
Interest expense	(6,875)	(1,497)	(1,960)	(1,900)	(2,789)	(4,236)	(5,819)
Other	507	–	–	1,556	234	–	916

	(6,114)	(1,370)	(1,772)	(272)	(2,319)	(4,184)	(4,862)
Income before income taxes and minority interest	35,465	27,530	36,020	27,264	19,713	13,129	18,111
Income taxes	13,289	9,965	13,342	10,280	6,203	5,320	7,567
Minority interest in net loss of subsidiary	–	–	–	–	21	209	97

Net income	$22,176	$17,565	$22,678	$16,984	$13,531	$8,018	$10,641

Net income per common share basic	$0.88	$0.82	$1.05	$0.79	$0.63	$0.37	$0.50
Diluted	0.83	0.79	1.01	0.78	0.62	0.37	0.50
Consolidated balance sheet information
Working capital	$97,482	$46,533	$41,141	$30,526	$26,654	$26,796	$15,579
Total assets	573,665	185,645	220,763	159,691	160,470	166,125	167,863
Long-term debt and capital lease obligations	181,029	25,000	39,964	21,021	37,232	52,131	48,020
Stockholders’ equity	225,350	124,686	131,440	106,372	89,767	79,537	74,508

	Nine months ended
	September 30,		Year ended December 31,
(in thousands, except per
share amounts)	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
Other data
Cash dividends per common share	$0.0975	$0.0975	$0.13	$0.13	$0.13	$0.13	$0.13
Capital expenditures	14,554	8,256	12,238	6,933	7,634	14,431	15,476
EBITDA(b)	62,440	38,477	50,706	40,580	34,500	31,712	38,305
The table below reconciles net income to EBITDA:

Net income	22,176	17,565	22,678	16,984	13,531	8,018	10,641
Income taxes	13,289	9,965	13,342	10,280	6,203	5,320	7,567
Interest expense	6,875	1,497	1,960	1,900	2,789	4,236	5,819
Depreciation and amortization	20,100	9,450	12,726	11,416	11,977	14,138	14,278

EBITDA	62,440	38,477	50,706	40,580	34,500	31,712	38,305

(a) Years prior to adoption of SFAS No. 142 include goodwill amortization of $2,161 and $2,155 for the years ended December 31, 2001 and December 31, 2000, respectively.
(b) We define EBITDA as earnings before interest, income taxes and depreciation and amortization. It provides management a consistent measurement tool for evaluating the operating activities of our business from year to year. EBITDA does not represent cash flows from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income or cash flow from operations as an indicator of our operating performance, and is not indicative of cash available to fund all cash flow needs. This measure may also be inconsistent with similar measures presented by other companies.
Prior-year amounts have been reclassified to conform to current-year presentation.

Risk factors
You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks described below are not the only ones we face. Additional risks described below under “Cautionary statement regarding forward-looking information” and other risks that are not currently known to us or that we currently do not consider to be material may also impair our business operations and financial condition.
Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Our business is sensitive to general economic conditions. An economic decline or other circumstances that result in reductions in our clients’ marketing and advertising budgets could negatively impact our sales volume and revenues and our ability to respond to competition or take advantage of business opportunities.
Our revenues are derived from many clients in a variety of industries and businesses, some of whose marketing and advertising spending levels can be cyclical in nature and subject to significant reductions based on changes in, among other things, general economic conditions. Our operating results may reflect our client’s order patterns or the effects of economic downturns on their businesses. In addition, because we conduct our operations in a variety of markets, we are subject to economic conditions in each of these markets. Accordingly, general economic downturns or localized downturns in markets where we have operations could have a material adverse effect on our business, results of operations and financial condition.
Our operating results fluctuate from quarter to quarter.
Our quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including:
•  timing of the completion of particular projects or orders;
•  material reduction or cancellation of major projects or the loss of a major client;
•  timing of new business;
•  differences in order flows;
•  sensitivity to general economic conditions;
•  the health of the consumer products industry;
•  the relative mix of different types of work with differing margins;
•  costs relating to the expansion of operations, including costs to integrate current and future acquisitions;
•  changes in interest costs and tax rates; and
•  costs associated with compliance with legal and regulatory requirements.
Many of these factors are outside of our control. We believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. It is possible that, in certain future quarters, our operating results may be below the expectations of public market analysts and investors. In such an event, the price of our common stock could decline.
We are subject to unpredictable order flows.
Our services and related business activity generally have been characterized by individual assignments from clients on a project-by-project basis rather than long-term contractual arrangements. Continued engagements for successive jobs are primarily dependent upon the client’s satisfaction with services previously provided. While technological advances have enabled us to shorten considerably our production cycle to meet our clients’ increasing speed-to-market demands, we may in turn receive less advance notice from our clients of upcoming projects. Although we have established long-standing relationships with many of our clients and believe our reputation for quality service is excellent, we are not able to predict with certainty the volume of our business even in the near future.
We are dependent on certain key clients.
Our ten largest clients accounted for approximately 43% of our revenues in 2004 and 35% of revenues for the nine months ended September 30, 2005. In 2004 and for the nine months ended September 30, 2005, approximately 7% and 9%, respectively, of our total revenues came from our largest single client in the respective period. We currently expect that our single largest client for the nine months ended September 30, 2005 may reduce its business with us in 2006 by up to $20 million (approximately 3% of our expected total annual revenue for 2005) as a result of a decision to substantially reduce its overall advertising budget. While we seek to build long-term client relationships, revenues from any particular client can fluctuate from period to period due to such client’s purchasing patterns. Any termination of or significant reduction in our business relationships with any of our principal clients could have a material adverse effect on our business, financial condition and results of operations.
Our foreign operations are subject to currency exchange, political, investment and other risks that could hinder us from transferring funds out of a foreign country, delay our debt service payments, cause our operating costs to increase and adversely affect our results of operations.
Our foreign operations have expanded significantly as a result of our acquisition of the business of Winnetts from Weir Holdings, Inc. in December 2004 and our acquisition of Seven Worldwide, Inc. in January 2005. We now operate in thirteen countries. For the nine months ended September 30, 2005, consolidated net sales from operations outside North America were approximately $78.5 million, which represented approximately 17.3% of our consolidated net sales. As a result of our foreign operations, we are subject to certain risks which could disrupt our operations or force us to incur unanticipated costs and have an adverse effect on our ability to make payments on our debt obligations.
Devaluations and fluctuations in currency exchange rates may affect our operating performance by impacting revenues and expenses outside of the U.S. due to fluctuations in currencies other than the U.S. dollar or where we translate into U.S. dollars for financial reporting purposes the assets and liabilities of our foreign operations conducted in local currencies.
We are subject to various other risks associated with operating in foreign countries, such as the following:
•  political, social and economic instability;
•  war, civil disturbance or acts of terrorism;
•  taking of property by nationalization or expropriation without fair compensation;

•  changes in government policies and regulations;
•  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
•  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
•  hyperinflation in certain foreign countries; and
•  impositions or increase of investment and other restrictions or requirements by foreign governments.
We operate in a highly competitive industry.
We compete with other providers of digital graphic and creative imaging services. The market for such services is highly fragmented, with several national and many regional participants. We face, and will continue to face, competition in our business from many sources, including national and large regional companies, some of which have greater financial, marketing and other resources than we do. In addition, local and regional firms specializing in particular markets compete on the basis of established long-term relationships or specialized knowledge of such markets. The introduction of new technologies may create lower barriers to entry that may allow other firms to provide competing services.
There can be no assurance that competitors will not introduce services or products that achieve greater market acceptance than, or are technologically superior to, our current service offerings. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not adversely affect our business, financial condition and results of operations.
We may be unable to quickly and effectively integrate the operations of Seven Worldwide and Winnetts, which could materially adversely affect our combined business, financial condition and results of operations.
We continue to integrate and coordinate key elements of the Seven Worldwide and Winnetts businesses with our historical operations in order to maintain and increase our profitability and operating efficiencies. Some of the key elements we are integrating include:
•  service offerings;
•  marketing and business development efforts;
•  management and other professional personnel; and
•  graphics production and financial accounting systems.
We may not accomplish the integration smoothly, expeditiously or successfully. The difficulties of combining the companies’ operations include:
•  the necessity of coordinating geographically separated organizations;
•  integrating organizations whose personnel have diverse business and cultural backgrounds; and
•  combining different corporate cultures.
The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s businesses and the loss of key personnel. We will need to dedicate management resources, which may distract attention from normal operations. Employee uncertainty and lack of focus during the integration could also disrupt our businesses. If we fail to integrate our operations quickly and effectively, there could be uncertainty in the marketplace or client concern regarding the impact of these acquisitions, which could materially adversely affect our businesses, financial condition and results of operations.
Among the factors considered by our board of directors in connection with its approval of the Seven Worldwide and Winnetts acquisitions were the opportunities for economies of scale and operating efficiencies that could result from the acquisitions. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.
Failure to properly manage our expanding operations may adversely impact our business.
Continued rapid growth will place a significant strain on our financial and other resources and could result in significant operating losses. Since December 31, 2003, the size of our employee base has increased 222%. Further increases are anticipated in the future, either through organic growth or through the carefully targeted acquisitions of companies that meet our acquisition criteria. In order to manage the growth of our client services staff, we will need to continue to improve our operational, financial and other internal systems. If our management is unable to manage growth effectively and revenues do not increase sufficiently to cover our increased expenses, our operations could be adversely affected.
We may encounter difficulties arising from future acquisitions or consolidation efforts.
During the past several years, we have invested, and in the future may continue to invest, a substantial amount of capital in acquisitions in addition to our Winnetts and Seven Worldwide acquisitions. Acquisitions involve numerous risks, including:
•  difficulty in assimilating the operations and personnel of the acquired company with our existing operations and realizing anticipated synergies;
•  the loss of key employees or key clients of the acquired company;
•  difficulty in maintaining uniform standards, controls, procedures and policies; and
•  unrecorded liabilities of acquired companies that we failed to discover during our due diligence investigations.
We cannot assure you that we will realize the expected benefits from future acquisitions or that our existing operations will not be harmed as a result of any such acquisitions. In addition, the cost of unsuccessful acquisition efforts could adversely affect our financial performance. We have undertaken consolidation efforts in the past in connection with our acquisitions, and in connection with future acquisitions, we will likely undertake consolidation plans to eliminate duplicate facilities and to otherwise improve operating efficiencies. Any future consolidation efforts may divert the attention of management, disrupt our ordinary operations or those of our subsidiaries or otherwise adversely affect our financial performance.
The loss of key personnel could adversely affect our current operations and our ability to achieve continued growth.
We are highly dependent upon the continued service and performance of our senior management team and other key employees, in particular David A. Schawk, our President and Chief Executive Officer, A. Alex Sarkisian, our Chief Operating Officer, and James J. Patterson, our Chief Financial Officer. The loss of one or more of these officers may significantly delay or prevent the achievement of our business objectives.

Our continued success also will depend on retaining the highly skilled employees that are critical to the continued advancement, development and support of our client services and ongoing sales and marketing efforts. Any loss of a significant number of our client service, sales or marketing professionals could negatively affect our business and prospects. As we continue to integrate the businesses of Seven Worldwide and Winnetts, our competitors may intensify their efforts to recruit key employees of those businesses. Although we generally have been successful in our recruiting efforts, we compete for qualified individuals with companies engaged in our business lines and with other technology, marketing and manufacturing companies. Accordingly, we may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan. If, for any reason, these officers or key employees do not remain with us, our operations could be adversely affected until suitable replacements with appropriate experience can be found.
Work stoppages and other labor relations matters may make it substantially more difficult or expensive for us to produce our products and services, which could result in decreased sales or increased costs, either of which would negatively impact our financial condition and results of operations.
We are subject to risk of work stoppages and other labor relations matters, particularly in the U.S. and Canada where approximately 14% of our employees are unionized. Any prolonged work stoppage or strike at any one of our principal facilities could have a negative impact on our business, financial condition or results of operations.
We are subject to restrictive debt covenants.
We have and may in the future incur indebtedness in connection with our acquisition strategy or to fund our operations. Our current credit agreements contain covenants that in some cases restrict certain actions, such as our ability to incur additional indebtedness, dispose of assets or engage in certain types of mergers or acquisitions, and may impede our ability to implement our growth strategy. No assurances can be given that existing credit agreements will not restrict our growth strategy or that we will not in the future enter into agreements with our lenders that contain restrictive covenants that would have a similar effect.
We remain susceptible to risks associated with technological change, including risks based on the services we provide and may seek to provide in the future as a result of technological changes.
We believe our ability to develop and exploit emerging technologies has contributed to our success and has demonstrated to our clients the value of using our services rather than attempting to perform these functions in-house or through lower-cost, reduced-service competitors. We believe our success also has depended in part on our ability to adapt our business as technology advances in our industry have changed the way graphics projects are produced. These changes include a shift from traditional production of images to offering more consulting and project management services to clients. Accordingly, our ability to grow will depend upon our ability to keep pace with technological advances and industry evolutions on a continuing basis and to integrate available technologies and provide additional services commensurate with client needs in a commercially appropriate manner. Our business may be adversely affected if we are unable to keep pace with relevant technological and industry changes or if the technologies that we adopt or services we promote do not receive widespread market acceptance.

Various Schawk family members and trusts own a significant interest in us and may exercise their control in a manner detrimental to your interests.
Various members of the Schawk family and their trusts currently control approximately 62% of the outstanding voting power of our company. Therefore, the Schawk family has the power to direct our affairs and is able to determine the outcome of substantially all matters required to be submitted to stockholders for approval, including the election of all our directors. Clarence W. Schawk and David A. Schawk, members of the Schawk family, are directors of our company. We cannot assure you that members of the Schawk family will not exercise their control over us in a manner detrimental to your interests. In addition, members of the Schawk family could elect to sell substantial amounts of our common stock in the public market in the future, which could cause our market price to decline. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.
We may be subject to losses that might not be covered in whole or in part by existing insurance coverage. These uninsured losses could result in substantial liabilities to us that would negatively impact our financial condition.
We carry comprehensive liability, fire and extended coverage insurance on all of our facilities, and other specialized coverages, including errors and omissions coverage, with policy specifications and insured limits customarily carried for similar properties and purposes. There are certain types of risks and losses, however, such as losses resulting from wars or acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could incur significant liabilities, and if such loss affects property we own, we could lose capital invested in that property or the anticipated future revenues derived from the activities conducted at that property, while remaining liable for any lease or other financial obligations related to the property. In addition to substantial financial liabilities, an uninsured loss or a loss that exceeds our coverage could adversely affect our ability to replace property or capital equipment that is destroyed or damaged, and our productive capacity may diminish.
The price for our common stock has been volatile and unpredictable.
The price for our common stock has been volatile. Since January 1, 2003, the high and low sales price of our common stock has ranged from a high of $26.00 to a low of $8.99. The market price of our common stock may experience fluctuations in the future for a variety of reasons, including:
•  negative news about other publicly traded companies in our industry or in the consumer goods or advertising industries;
•  general economic or stock market conditions unrelated to our operating performance;
•  quarterly variations in our operating results;
•  changes in earnings estimates by analysts; and
•  announcements of new clients or service offerings by our competitors.

Cautionary statement regarding
forward-looking information
Certain statements contained or incorporated by reference herein that relate to our beliefs or expectations as to future events are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend any such statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1999. Although we believe that the assumptions upon which such forward-looking statements are based are reasonable within the bounds of our knowledge of our business and operations, we give no assurance that the assumptions will prove to be correct and undue reliance should not be placed on such statements. Important factors that could cause actual results to differ materially and adversely from our expectations and beliefs include, among other things:
•  the strength of the United States economy in general and specifically of market conditions for the consumer products industry,
•  the level of demand for our services,
•  the stability of political conditions in other countries in which we have production and services capabilities,
•  higher than expected costs or unanticipated difficulties associated with integrating the acquired operations of Winnetts and Seven Worldwide,
•  the ability to implement restructuring plans,
•  our ability to implement our growth strategy,
•  loss of key management and operational personnel,
•  our skill in identifying and exploiting industry trends and exploiting technological advances in the imaging industry,
•  higher than expected costs associated with compliance with legal and regulatory requirements,
•  the stability of state, federal and foreign tax laws, and
•  terrorist attacks, wars, diseases and other geo-political events, and other factors detailed in our filings with the Securities and Exchange Commission.
We assume no obligation to update publicly any of these statements in light of future events.

Use of proceeds
We will not receive any proceeds from the sale of our common stock offered by the selling stockholders under this prospectus supplement and accompanying prospectus. If the underwriters exercise their option to purchase all of the 520,527 shares from us to cover overallotments, we expect to receive net proceeds of approximately $10.1 million, after deducting the underwriting discount and estimated offering expenses we expect to pay and assuming a public offering price of $21.46 (based on the last reported sale price on January 11, 2006). Any proceeds we receive from any exercise of the underwriters’ overallotment option will be used to repay indebtedness under our revolving unsecured credit facility. This indebtedness matures in January, 2010, bears interest at a floating rate based on our cash flow leverage ratio and was incurred to fund a portion of the purchase price for Seven Worldwide. Interest on such indebtedness is determined by reference to LIBOR plus a margin based on our cash flow leverage ratio. An affiliate of J.P. Morgan Securities Inc. is agent and lender under such facility, and would receive a portion of any amounts repaid under such facility. See “Underwriting.”

Price range of common stock and dividend policy
Our common stock is traded on the New York Stock Exchange under the symbol “SGK.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the New York Stock Exchange.

	High	Low	Dividend

2003
First Quarter	$9.94	$8.99	$0.0325
Second Quarter	10.97	9.25	0.0325
Third Quarter	12.60	10.40	0.0325
Fourth Quarter	13.95	11.95	0.0325
2004
First Quarter	15.65	12.48	0.0325
Second Quarter	14.50	12.76	0.0325
Third Quarter	14.70	13.10	0.0325
Fourth Quarter	18.90	14.43	0.0325
2005
First Quarter	21.98	17.70	0.0325
Second Quarter	26.00	17.96	0.0325
Third Quarter	24.75	19.64	0.0325
Fourth Quarter	21.40	17.05	0.0325
2006
First Quarter (through January 10, 2006)	21.92	20.27	–

As of January 10, 2006, we had 26,130,082 outstanding shares of common stock and had, as of January 10, 2006, approximately 1,162 stockholders of record, which does not include shares held in securities position listings.
Our board of directors may determine to discontinue declaring and paying any dividends with respect to our common stock in the future. There can be no assurance that we will pay dividends in the future. Any future determination as to payment of dividends will depend upon our financial condition, results of operations, growth opportunities and such other factors as our board of directors deems relevant.

Capitalization
The following table sets forth, as of September 30, 2005, our cash and cash equivalents and capitalization. The table should be read in conjunction with our historical consolidated financial statements and the notes thereto, and the other financial information appearing elsewhere in this prospectus supplement or incorporated by reference herein. See “Index to consolidated financial statements.”

(in thousands)	September 30, 2005

(unaudited)
Cash and cash equivalents	$10,064
Long-term debt	180,959
Capital lease obligations	70
Stockholders’ equity:
Class A common stock, $0.008 par value; 40,000,000 shares authorized; 28,386,779 shares issued; and 26,146,814 shares outstanding(1)	225
Additional paid-in capital	168,265
Less: 2,239,965 shares of treasury stock at cost	(25,586)

142,904
Retained earnings	80,981
Accumulated comprehensive income	1,465

Total stockholders’ equity	225,350

Total capitalization	$406,379

(1) Excludes 5,527,320 shares of common stock reserved for issuance pursuant to the exercise of options under our stock option plans. Under such plans, options for 3,365,752 shares were outstanding and options for 2,796,024 shares were exercisable as of September 30, 2005.

Selected consolidated financial data
The following table sets forth selected consolidated financial data. The selected consolidated financial data as of and for the fiscal years ended 2004, 2003, 2002, 2001 and 2000 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated financial data as of September 30, 2005 and for the nine months ended September 30, 2005 and September 30, 2004 is derived from our unaudited condensed consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations. The data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine months ended
	September 30,		Year ended December 31,
(in thousands, except
per share amounts)	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
Consolidated income statement information
Net sales	$454,742	$178,778	$238,345	$201,031	$186,189	$189,643	$210,804
Cost of sales	297,251	102,362	137,017	119,760	113,311	114,589	127,505

Gross profit	157,491	76,416	101,328	81,271	72,878	75,054	83,299
Selling, general and administrative expenses	111,869	47,516	63,536	53,735	48,215	54,460	55,034
Acquisition integration, restructuring and other expenses	4,043	–	–	–	2,631	3,281	5,292

Operating income(a)	41,579	28,900	37,792	27,536	22,032	17,313	22,973
Other income (expense):
Interest and dividend income	254	127	188	72	236	52	41
Interest expense	(6,875)	(1,497)	(1,960)	(1,900)	(2,789)	(4,236)	(5,819)
Other	507	–	–	1,556	234	–	916

	(6,114)	(1,370)	(1,772)	(272)	(2,319)	(4,184)	(4,862)
Income before income taxes and minority interest	35,465	27,530	36,020	27,264	19,713	13,129	18,111
Income taxes	13,289	9,965	13,342	10,280	6,203	5,320	7,567
Minority interest in net loss of subsidiary	–	–	–	–	21	209	97

Net income	$22,176	$17,565	$22,678	$16,984	$13,531	$8,018	$10,641

Net income per common share basic	$0.88	$0.82	$1.05	$0.79	$0.63	$0.37	$0.50
Diluted	0.83	0.79	1.01	0.78	0.62	0.37	0.50

	Nine months ended
	September 30,		Year ended December 31,
(in thousands, except
per share amounts)	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
Consolidated balance sheet information
Working capital	$97,482	$46,533	$41,141	$30,526	$26,654	$26,796	$15,579
Total assets	573,665	185,645	220,763	159,691	160,470	166,125	167,863
Long-term debt and capital lease obligations	181,029	25,000	39,964	21,021	37,232	52,131	48,020
Stockholders’ equity	225,350	124,686	131,440	106,372	89,767	79,537	74,508
Other data
Cash dividends per common share	$0.0975	$0.0975	$0.13	$0.13	$0.13	$0.13	$0.13
Capital expenditures	14,554	8,256	12,238	6,933	7,634	14,431	15,476
EBITDA(b)	62,440	38,477	50,706	40,580	34,500	31,712	38,305
The table below reconciles net income to EBITDA:

Net income	22,176	17,565	22,678	16,984	13,531	8,018	10,641
Income taxes	13,289	9,965	13,342	10,280	6,203	5,320	7,567
Interest expense	6,875	1,497	1,960	1,900	2,789	4,236	5,819
Depreciation and amortization	20,100	9,450	12,726	11,416	11,977	14,138	14,278

EBITDA	62,440	38,477	50,706	40,580	34,500	31,712	38,305

(a) Years prior to adoption of SFAS No. 142 include goodwill amortization of $2,161 and $2,155 for the years ended December 31, 2001 and December 31, 2000, respectively.
(b) We define EBITDA as earnings before interest, income taxes and depreciation and amortization. It provides management a consistent measurement tool for valuating the operating activities of our business from year to year. EBITDA does not represent cash flows from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income or cash flow from operations as an indicator of our operating performance, and is not indicative of cash available to fund all cash flow needs. This measure may also be inconsistent with similar measures presented by other companies.
Prior-year amounts have been reclassified to conform to current-year presentation.

Management’s discussion and analysis
of financial condition and results of operations
Overview
A majority of our revenues are driven by marketing and advertising spending by consumer products companies and retailers. The markets served are consumer products manufacturers and pharmaceutical, entertainment, retail and publishing companies. Our business involves producing graphic images for various applications. Generally, a graphic image is created by us or a third party and then we manipulate that image to enhance the color of the image and to prepare it for print. The applications vary from consumer product packaging, including food and beverage packaging images, to retail advertisements in newspapers, including free standing inserts (FSI’s), magazine ads, publications, catalogs and textbooks.
The graphics process is generally the same regardless of the application. The following steps in the graphics process must take place to produce a final image:
•  Planning and Messaging
•  Strategic Design
•  Content Creation
•  File Building
•  Retouching
•  Art Production
•  Pre-Media
Our involvement in a client project may involve many of the above steps or just one of the steps, depending on the client’s needs. Each client assignment, or “job”, is a custom job in that the image being produced is unique, even if it only involves a small change from an existing image, such as adding a “low fat” banner on a food package. Essentially, change equals revenue. We are paid for our graphic imaging work regardless of the success or failure of the food product, the promotion or the ad campaign.
Historically, a substantial majority of our revenues have been derived from providing graphic services for consumer product packaging applications. Packaging changes occur with such frequency and lack of notice, and customer turn-around requirements are so tight, that there is little backlog. There are regular promotions throughout the year that create revenue opportunities for us, for example: Valentine’s Day, Easter, Fourth of July, Back To School, Halloween, Thanksgiving and Christmas. In addition, there are event driven promotions that occur regularly, such as the Super Bowl, Grammy Awards, World Series, Indianapolis 500 and the Olympics. Lastly, there are a number of health related “banners” that are added to food and beverage packaging, such as “heart healthy,” “low in carbohydrates,” “enriched with essential vitamins,” “low in saturated fat” and “caffeine free.” All of these items require new product packaging designs or changes in existing designs, in each case creating additional opportunities for revenue. Graphic services for the consumer products packaging industry generally involve higher margins due to the substantial expertise necessary to meet consumer products companies’ precise specifications and to quickly, consistently and efficiently bring their products to market, as well as due to the complexity and variety of packaging materials, shapes and sizes, custom colors and storage conditions.
As a result of our most recent acquisition described below, we have increased the percentage of our revenue derived from providing graphics services to our advertising and retail clients and added to our service offering graphic services to the entertainment, publishing, catalog and textbook markets. These clients typically require high volume, commodity-oriented prepress graphic services. Graphic services for these clients typically yield relatively lower margins due to the lower degree of complexity in providing such services, and the number and size of companies in the industry capable of providing such services. As discussed more fully below under “—Acquisitions” and “—Results of Operations”, the altered mix of services following our acquisitions of Winnetts and Seven Worldwide has impacted our results of operations for the three and nine months ended September 30, 2005 and will continue to impact our results of operations in the future. We continue to review our operations to identify potential dispositions of assets that fail to meet our criteria for growth and profitability.
Our ten largest clients accounted for approximately 43% of our revenues in 2004 and 35% of our revenues for the nine months ended September 30, 2005. In 2004 and for the nine months ended September 30, 2005, approximately 7% and 9%, respectively, of our total revenues came from our largest single client in the respective period. We currently expect that our single largest client for the nine months ended September 30, 2005 may reduce its business with us in 2006 by up to $20 million (approximately 3% of our expected total annual revenue for 2005) as a result of a decision to substantially reduce its overall advertising budget. While we seek to build long-term client relationships, revenues from any particular client can fluctuate from period to period due to such client’s purchasing patterns. Any termination of or significant reduction in our business relationship with any of our principal clients could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions
We have grown our business through a combination of internal growth and acquisitions. We have completed approximately 50 acquisitions since our business was founded in 1953. Our two most recent acquisitions have significantly expanded our service offerings and our geographic presence, making us the only independent prepress firm with operations in North America, Europe and Asia. As a result of these acquisitions, we are able to offer a broader range of services to our clients. Our expanded geographic presence also allows us to better serve our multinational clients’ demands for global brand consistency.
Winnetts. On December 31, 2004, we acquired certain assets and the business of Weir Holdings, Ltd., known as “Winnetts”, a UK based graphic services company with operations in 6 locations in the UK, Belgium and Spain. The acquisition price was $23.0 million. Winnetts is our first operation in Europe. Since the acquisition occurred as of the close of business on December 31, 2004, there are no results of operations for Winnetts in our 2004 statement of operations, but the acquired assets and liabilities of Winnetts are included in our 2004 year end balance sheet. Winnetts had revenues of $37.8 million and $35.8 million in 2004 and 2003, respectively, with gross margin and operating income percentages lower than those of our company for those periods.
Seven Worldwide. On January 31, 2005, we acquired Seven Worldwide (formerly Applied Graphics Technologies, Inc.), a graphic services company with operations in 40 locations in the United States, Europe, Asia and Australia. The purchase price of $210,042 consisted of $135,566 paid in cash at closing, $3,956 of acquisition-related professional fees and the issuance of 4,000 shares of our common stock with a value of $70,520. Seven Worldwide’s results of operations are included in our results beginning January 31, 2005. Seven Worldwide had revenues of $369.9 million and $377.7 million in 2004 and 2003, respectively, with gross margin and operating income percentages lower than those of our company for those periods.
The principal objective in acquiring Winnetts and Seven Worldwide was to expand our geographic presence and our service offering. This expansion enables us to provide a more comprehensive level of customer service, to build a broader platform from which to grow our business and continue to pursue greater operating efficiencies. On a combined basis, assuming we had acquired each of Winnetts and Seven Worldwide on January 1, 2004, we had pro forma revenues of over $646.0 million in 2004.
We expect significant synergies and reduced operating expenses from the consolidation of duplicate facilities acquired in the Seven Worldwide acquisition and began work on a consolidation plan before the acquisition was finalized. We have recorded an estimated restructuring reserve based on the preliminary consolidation plan. The major expenses included in the restructuring reserve are severance pay for employees of acquired facilities that will be merged with existing operations and lease termination expenses. In addition, we recorded acquisition integration expenses which are shown as a separate line in the operating expense section of the Consolidated Statement of Operations of $4,043 for the nine month period ended September 30, 2005. The major items included in this expense are severance pay for employees at legacy Schawk, Inc. facilities that have been merged with operations of the acquired businesses, retention pay for key employees whose services were necessary during a transition period, travel expenses related to the planning and execution of facility consolidations, and professional fees for accounting, human resource, and integration planning advice.
In connection with our financing of the Seven Worldwide acquisition, we entered into a credit agreement dated January 28, 2005 with JPMorgan Chase Bank, N.A. The credit agreement provides for a five-year unsecured revolving credit facility of $100.0 million, which was expanded to $115.0 million on April 15, 2005. Also on January 28, 2005, we entered into a Note Purchase and Private Shelf Agreement with Prudential Investment Management Inc, pursuant to which we sold $50.0 million in a series of three Senior Notes. As of September 30, 2005 there was $181.5 million of debt outstanding of which $181.0 million was considered long-term.
Critical accounting policies
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to the Consolidated Financial Statements.

Accounts Receivable. Our clients are primarily consumer product manufacturers, converters and advertising agencies; none of which individually represents more than 9% of total revenue. Accounts receivable consist primarily of amounts due to us from our normal business activities. We maintain an allowance for doubtful accounts to reflect the expected losses of accounts receivable based on past collection history and specific risks identified in the portfolio.
Impairment of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.
Goodwill and Other Acquired Intangible Assets. We have made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Effective in 2002, goodwill is no longer amortized but is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated undiscounted cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, impairment losses could be recorded in the future.
We performed the required impairment test of goodwill and indefinite-lived intangible assets in 2004, 2003 and 2002. It was determined appropriate to consider the company to be one reporting unit for purposes of this test.
Customer Rebates. We have rebate agreements with certain customers. The agreements offer discount pricing based on volume over a multi-year period. We accrue the estimated rebates over the term of the agreement, reducing revenue and crediting a current liability account. At the end of the rebate accounting period, typically annually, the rebate is settled in cash and the accrued liability account is charged. We account for changes in the estimated rebate amounts as soon as it has determined that the estimated sales for the rebate period have changed.
Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets arising from temporary differences and net operating losses will not be realized.
We, like other multi-national companies, are regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax reserves have been recorded when, in management’s judgment, it is not probable that our tax position will ultimately be sustained. While predicting the outcome of the audits involves uncertainty and requires estimates and informed judgments, we believe that the recorded tax liabilities are adequate and appropriate. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretation of regulations. Income tax expense is adjusted in the period in which these events occur or when the statute of limitations for a specific exposure item has expired.

Restructuring Reserves. We record reserves for the operational restructuring of acquired companies. The restructuring plans are approved by company management prior to, or shortly after, the acquisition date and may be modified during the twelve month period following the acquisition, as conditions change. The restructuring plans provide for severance pay, lease abandonment costs and other expenses.
Recent developments
Although definitive financial results for the three and twelve months ended December 31, 2005 are not yet available, based on information available to date we expect that our reported net sales for the three months ended December 31, 2005 will be between $155.0 million and $160.0 million, an increase from $59.6 million for the three months ended December 31, 2004, and that our reported net sales for the year ended December 31, 2005 will be between $610.0 million and $615.0 million, an increase from $238.3 million for the year ended December 31, 2004. The expected increases are primarily due to our acquisition of Seven Worldwide and Winnetts. We also reaffirm our previously announced guidance with respect to earnings per share for the full year of between $1.25 to $1.30 per fully diluted share, which estimate does not give effect to estimated acquisition integration expenses for the full year of between $0.13 to $0.14 per share. After giving effect to such expenses, we expect earnings per share to be in the range of $1.11 to $1.17 per fully diluted share. We believe that we will be substantially completed with our current restructuring efforts during the first quarter of 2006.
The above estimates reflect our current expectations. However, in light of the size of our recent acquisitions and the fact that many of our operating units have only recently been integrated into our financial reporting system, and due to uncertainties regarding potential changes to our purchase price accounting allocations relating to these acquisitions, we cannot assure you that our results of operations for the three months and year ended December 31, 2005 will fall within the above estimated ranges.

Results of operations
The following table sets forth, for the periods indicated, the percentage relationship to net sales of selected items in our consolidated income statement for continuing operations:

	Nine months ended
	September 30,		Year ended December 31,

(in thousands)	2005	2004	2004	2003	2002

Net sales	$454,742	$178,778	$238,345	$201,031	$186,189
Cost of sales	297,251	102,362	137,017	119,760	113,311

Gross profit	157,491	76,416	101,328	81,271	72,878
Gross margin percentage	34.6%	42.7%	42.5%	40.4%	39.1%
Selling, general and administrative expenses	111,869	47,516	63,536	53,735	48,215
Acquisition integration, restructuring and other expense	4,043 (a)	–	–	–	2,631 (b)

Operating income	41,579	28,900	37,792	27,536	22,032
Operating margin percentage	9.1%	16.2%	15.9%	13.7%	11.8%
Other income (expense)
Interest and dividend income	254	127	188	72	236
Interest expense	(6,875)	(1,497)	(1,960)	(1,900)	(2,789)
Other income (expense)	507	–	–	1,556	234

	(6,114)	(1,370)	(1,772)	(272)	(2,319)
Income before income taxes	35,465	27,530	36,020	27,264	19,713
Income tax provision	13,289	9,965	13,342	10,280	6,203

Effective income tax rate	37.5%	36.2%	37.0%	37.7%	31.5%

Net income	$22,176	$17,565	$22,678	$16,984	$13,531

(a) primarily relates to severance pay for employees at legacy Schawk facilities that have been merged with operations of the acquired businesses, retention pay for key employees whose services were necessary during a transition period, travel expenses related to the planning and execution of facility consolidations, and professional fees for accounting, human resource, and integration planning advice.
(b) primarily relates to an asset impairment charge with respect to computer equipment and software.
Nine months ended September 30, 2005 compared to nine months ended September 30, 2004
Net sales increased $276.0 million or 154.4% in the first nine months of 2005 as compared to the first nine months of the prior year. The increase is primarily due to the acquired businesses.
Gross margin for the first nine months of 2005 decreased to 34.6% from 42.7% for the first nine months of 2004, primarily due to lower margin business from the acquired businesses.
Operating income for the first nine months of 2005 increased 43.9% to $41.6 million compared to $28.9 million in the first nine months of 2004. The increase is primarily due to the additional operating income from the acquired companies. The operating margin percentage decreased to 9.1% in the first nine months of 2005 compared to 16.2% in the first nine months of 2004 primarily due to lower margin business from the Seven Worldwide and Winnetts acquisitions. Interest expense of $6.9 million for the first nine months of 2005 increased $5.4 million compared to the same period in 2004. The increase is due to additional indebtedness incurred during the first nine months of 2005 in connection with the acquired businesses.
Income tax expense for the first nine months of 2005 was at an effective tax rate of 37.5% compared to a rate of 36.2% in the first nine months of 2004. The lower effective tax rate in 2004 was due to tax refunds and credits that did not recur in 2005. It is anticipated that the effective tax rate for 2005 will be in the range of 37.0% to 38.0%.
Net income and earnings per share were higher in the first nine months of 2005 as compared to the first nine months of 2004 for the reasons previously described.
Year ended December 31, 2004 compared to December 31, 2003
Net sales for the year ended December 31, 2004 were $238.3 million, compared to $201.0 million for the prior year, an 18.6% increase. 11.7% of the growth in sales was from internal growth and 6.9% was from acquired businesses. Our direct consumer products packaging related business was strong in 2004, as a result of increased demand from both new product introductions by consumer products companies and from regulatory requirements like trans fats disclosures on food packages. In addition, we won new accounts in 2004 and realized the full year impact of new accounts won in 2003.
Gross margin for the year ended December 31, 2004, was 42.5% compared to 40.4% in the prior year. The higher gross margin is primarily due to the increase in sales and increased productivity levels.
Operating income for 2004 was $37.8 million versus $27.5 million in 2003. The increase in operating income was primarily due to increased sales and higher productivity levels. Selling, general and administrative expenses increased $9.8 million or 18.2% as compared to the prior year. The increased operating costs were primarily from a combination of three factors:
•  $4.1 million increase in sales compensation cost from the increased level of sales including sales costs at the acquired companies;
•  $1.8 million of increased corporate general and administrative costs with most of the increase from Sarbanes-Oxley compliance work and related increased accounting and auditing costs; and
•  $1.5 million of general and administrative costs associated with the acquired companies.
The operating margin for 2004 was 15.9% compared to 13.7% in the prior year for the same reasons that operating income increased.
Other income (expense) for the year ended December 31, 2004, was $1.8 million of expense, compared to $0.3 million of expense in the prior year. The $1.5 million increase in expense was primarily due to the following non-recurring other income items in 2003: favorable litigation settlement of $0.4 million; favorable resolution of a contingency related to a prior disposition of a business of $0.5 million and proceeds from a life insurance policy of $0.4 million.
Income tax provision for the year ended December 31, 2004, was at an effective rate of 37.0% as anticipated. The effective rate in 2003 was 37.7%.
Net income for the year ended December 31, 2004 increased significantly versus 2003 for the reasons previously discussed.
Basic and diluted earnings per share were $1.05 and $1.01, respectively, for the year ended December 31, 2004 compared with $0.79 and $0.78 for 2003.

Year ended December 31, 2003 compared to December 31, 2002
Net sales for the year ended December 31, 2003 were $201.0 million, compared to $186.2 million for the prior year, an 8.0% increase. Substantially all of the growth in sales was from internal growth not from acquisitions. Our direct consumer products packaging related business was strong in 2003, as it increased 9.8%. New accounts added to our client roster in 2003 also contributed to the sales growth. Consumer products companies added a number of line extensions and promotions to their most popular food and beverage brands in 2003, increasing volume for Schawk. However, our advertising agency business was down 3.1% for the full year 2003 due to decreased advertising agency spending.
Gross margin for the year ended December 31, 2003, was 40.4% compared to 39.1% in the prior year. The higher gross margin is primarily due to the increase in sales, as well as a reduction in material usage, as computer to plate workflows reduce the need for photographic film.
Operating income for 2003 was $27.5 million versus $22.0 million in 2002. The increase in operating income was primarily due to increased sales and lower costs as a result of efficiency-related efforts over the past two years. In addition, incorporated in the calculation of operating income for 2002 were $2.6 million of special charges, including $2.2 million for impairment of long-lived assets and $0.4 million of severance costs classified as restructuring and other charges. No significant asset impairments were noted in 2003. The operating margin for 2003 was 13.7% compared to 11.8% in the prior year for the same reasons that operating income increased.
Other income (expense) for the year ended December 31, 2003, was $0.3 million of expense, compared to $2.3 million of expense in the prior year. The $2.0 million decrease in expense was due to the following items: lower net interest expense of $0.7 million from lower rates and lower borrowing levels; favorable litigation settlement of $0.4 million; favorable resolution of a contingency related to a prior disposition of a business of $0.5 million and proceeds from a life insurance policy of $0.4 million.
Income tax provision for the year ended December 31, 2003, was at an effective rate of 37.7%. The effective rate in 2002 was 31.5%; significantly lower than 2003 due to state tax refunds and the settlement of an outstanding tax obligation.
Net income for the year ended December 31, 2003 increased significantly versus 2002 for the reasons previously discussed.
Basic and diluted earnings per share were $0.79 and $0.78, respectively, for the year ended December 31, 2003 compared with $0.63 and $0.62 for 2002.

Quarterly results of operations
The following table presents certain unaudited quarterly consolidated financial data for each of the quarters in 2004 and 2005. This information was derived from our unaudited condensed consolidated financial statements that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation when read in conjunction with the condensed consolidated financial statements included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our quarterly results of operations have fluctuated in the past and may continue to do so in the future depending upon a variety of factors.

	Three months ended

(in thousands, except	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
per share amounts)	2004	2004	2004	2004	2005	2005	2005

Net sales	$52,077	$64,456	$62,245	$59,567	$130,751	$158,648	$165,343
Cost of sales	31,310	37,025	34,027	34,655	86,197	103,666	107,388

Gross profit	20,767	27,431	28,218	24,912	44,554	54,982	57,955
Selling, general and administrative	14,542	16,412	16,562	16,020	33,676	38,433	39,760
Acquisition integration expenses	–	–	–	–	–	2,072	1,971

Operating income	6,225	11,019	11,656	8,892	10,878	14,477	16,224
Other income (expense)
Interest income	–	1	126	61	69	82	103
Interest expense	(465)	(513)	(519)	(463)	(1,943)	(2,480)	(2,452)
Other income	–	–	–	–	–	486	21

	(465)	(512)	(393)	(402)	(1,874)	(1,912)	(2,328)

Income before income taxes	5,760	10,507	11,263	8,490	9,004	12,565	13,896
Income tax provision	2,133	3,886	3,946	3,377	3,440	4,713	5,136
Net income	3,627	6,621	7,317	5,113	5,564	7,852	8,760

Results of operations for the quarters shown above include the results of operations of prepress and digital imaging businesses acquired during such periods. The quarterly results set forth above may not be indicative of our future operating results.
Liquidity and capital resources
As of September 30, 2005, we had $10.1 million in consolidated cash and cash equivalents, compared to $7.3 million at December 31, 2004 and $5.2 million at December 31, 2003.
Cash provided by operating activities. We presently finance our business from available cash, a revolving credit facility and from cash generated from operations. Cash provided by operations was $14.2 million in the first nine months of 2005 compared to cash provided by operations of $15.4 million in the first nine months of 2004. Our higher net income in the 2005 period was offset by increased usage of cash to pay for acquisition-related accounts payable and accrued expenses. In addition, cash collections on trade accounts receivable slowed at the end of the third quarter, negatively impacting cash flow for the quarter. Depreciation and amortization expense in the first nine months of 2005 was $20.1 million as compared to $9.5 million in the first nine months of the prior year. The increase in depreciation and amortization expense is attributable to the additional property, plant and equipment and intangible assets acquired in the Seven Worldwide and Winnetts acquisitions.
Cash generated from operations in 2004 totaled $26.4 million, a decrease of $5.8 million from 2003. The lower cash from operations in 2004 was due to an increase in trade receivables in 2004 from an 18.6% increase in revenues that is anticipated to be collected in 2005.
Cash used in investing activities. Cash used in investing activities was $215.9 million in the first nine months of 2005 compared to $15.2 million in the first nine months of 2004. The increase in cash used in the first nine months of 2005 reflects the acquisition of Seven Worldwide for $203.9 million. In the first nine months of 2004, $6.8 million, including $1.6 million of contingent purchase price paid to an escrow account, was used for acquisition of the assets of Virtualcolor.
Capital expenditures were $14.6 million in the first nine months of 2005 compared to $8.3 million in the first nine months of 2004. The increase in capital expenditures in 2005 is primarily due to capital expenditures at the newly acquired companies. Capital expenditures are anticipated to be in a range of $20.0 million to $22.0 million for all of 2005. We had capital expenditures, principally for equipment and computer hardware and software to improve productivity, of $12.2 million and $6.9 million in 2004 and 2003, respectively.
Cash provided by financing activities. Cash provided by financing activities was $205.4 million for the first nine months of 2005 compared to $4.4 million in the first nine months of 2004. The cash provided by financing activities in the 2005 period includes $142.0 million of proceeds from new debt and $70.5 million of common stock issued to finance the Seven Worldwide acquisition.
Dividends and share repurchases. Dividend payments on common stock were $2.5 million for the first nine months of 2005 compared to $2.1 million in the first nine months of 2004. The increase in the dividends paid was due to a greater number of shares outstanding in 2005 as compared to 2004. It is anticipated that we will continue to pay dividends at the current level for the remainder of 2005. We purchased $0.6 million, $2.3 million, and $1.0 million in Class A Common Stock in 2004, 2003 and 2002, respectively, under a share repurchase program approved by the Board of Directors.
Revolving credit agreement and other indebtedness. In January 2005, we entered into a credit agreement with JPMorgan Chase Bank, N.A. The agreement provides for a five year unsecured revolving credit facility of $100.0 million, expandable to $125.0 million, with interest at LIBOR plus a margin based on our cash flow leverage ratio. This credit agreement replaced a $30.0 million unsecured credit agreement previously in place. On April 15, 2005, the accordion feature of the credit agreement was utilized to increase the size of the revolving credit commitment to $115.0 million from $100.0 million to provide additional flexibility to us. $106.0 million was outstanding under the new agreement at September 30, 2005 and is included in Long-term debt on the September 30, 2005 Consolidated Balance Sheet.
Also in January 2005, we entered into a Note Purchase and Private Shelf Agreement with Prudential Investment Management Inc, pursuant to which we sold $50.0 million in a series of three Senior Notes. The first note, in the amount of $10.0 million, will mature in 2010 and bears interest at 4.81%. The second and third notes, each in the amount of $20.0 million, mature in 2011 and 2012, respectively, and bear interest at the rate of 4.99% and 5.17%, respectively. The total of these notes, $50.0 million, is included in Long-term debt on the September 30, 2005 Consolidated Balance Sheet.
In December of 2003, we entered into a private placement of debt to provide long-term financing. The terms of the Note Purchase Agreement relating to this transaction provided for our issuance and sale, pursuant to an exception from the registration requirements of the Securities Act of 1933, of two series of notes: 1) Tranche A, due December 31, 2013, for $15.0 million and bearing interest at 4.90%, which closed in December 2003; and, 2) Tranche B, due April 30, 2014, for $10.0 million and bearing interest at 4.98%, which closed in April 2004. The total debt of $25.0 million issued under the private placement agreement is shown as Long Term Debt on the September 30, 2005 Consolidated Balance Sheet.
Long-term debt increased to $181.0 million at September 30, 2005 from $39.5 million at December 31, 2004.
Management believes that the level of working capital is adequate for our liquidity needs related to normal operations both currently and in the foreseeable future, and that we have sufficient resources to support our growth, either through currently available cash and cash generated from future operations, or pursuant to our revolving credit facility.
Seasonality
With the acquisitions of Winnetts and Seven Worldwide, the seasonal fluctuations in business on a combined basis generally result in lower revenues in the first quarter as compared to the rest of the year ended December 31.
Off-balance sheet arrangements and contractual obligations
We do not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.
The following table summarizes, as of December 31, 2004, the effect that minimum debt, lease and other material non-cancelable commitments listed below are expected to have on our cash flow in the future periods set forth below:

	Payments due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	$45,500	$6,000	$5,714	$25,213	$8,573
Capital Lease Obligations	1,245	742	503	–	–
Operating Lease Obligations	32,645	5,970	12,247	6,915	7,513
Purchase Obligations	–	–	–	–	–
Pension Obligations	982	48	73	16	845

Total	$80,372	$12,760	$18,537	$32,144	$16,931

Purchase obligations resulting from purchase orders entered in the normal course of business are not significant. We are a service business whose major cost is employees’ labor. Material purchases are limited to supplies incidental to the services provided.

We expect to fund future contractual obligations through funds generated from operations, together with general company financing transactions.
New accounting pronouncements
In December 2004, the FASB issued SFAS 123(R) (revised December 2004), “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first fiscal year beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 123(R), and the impact on its consolidated financial position and results of operations.
Impact of inflation
We believe that over the past three years inflation has not had a significant impact on our results of operations.

Business
General
We are one of the world’s largest independent brand image solutions companies. We deliver a broad range of digital pre-media graphic services through 177 locations in 13 countries across North America, Europe, Asia and Australia. We design, create and manage images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional and advertising materials. Our services provide a vital interface between the creative and production processes and assure the production of consistent, high-quality graphic images. We believe these services enable our clients to bring their products to market more quickly, consistently and efficiently.
Our clients include 33 of the Fortune 100 companies. Our clients select us for our comprehensive brand consulting services as they seek to more effectively and consistently communicate their visual identities and execute their branding and marketing strategies on a global scale. We believe our clients are increasingly choosing to outsource their imaging needs to us for a variety of reasons, including our:
•  ability to service our clients’ graphic requirements throughout the world;
•  rapid turnaround and delivery times;
•  comprehensive, up-to-date knowledge of the printing press specifications of converters and printers located throughout the world;
•  high quality creative design capabilities and production art expertise;
•  consistent reproduction of colors across multiple packaging and promotional media;
•  digital imaging asset management; and
•  efficient workflow management.
We acquired one of our largest competitors, Seven Worldwide, Inc. (formerly Applied Graphics, Inc.) in January 2005 and the business of Winnetts from Weir Holdings, Inc. in December 2004. Primarily as a result of these acquisitions, our net sales for the nine months ended September 30, 2005 grew to $454.7 million, a 154.4% increase over net sales for the same period in 2004.
Graphic services industry
Industry services. “Pre-media graphic services” are the tasks involved in preparing images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional and/or advertising materials. Packaging for consumer products encompasses folding cartons, boxes, trays, bags, pouches, cans, containers, packaging labels and wraps. Graphic services do not entail the actual printing or production of such packaging materials, but rather include the various preparatory steps such as art production, digital photography, retouching, color separation and plate making services. While graphic services represent a relatively small percentage of overall product packaging and promotion costs, the visual impact and effectiveness of product packaging and promotions are largely dependent upon the quality of graphic imaging work.

“Color separation” generally refers to preparing color images, text and layout for the printing process. Graphic services such as color separations were traditionally performed by skilled craftspeople almost entirely by hand, using what is known as the “conventional” method. With the development of digital technology, graphics firms like ours have become more highly computerized, providing digital imaging services in which digitized images and text are manipulated according to client and converter specifications. On an increasing basis, clients supply material to us in a digitized format on a variety of digitally generated media and via the Internet. More recently there is a trend toward an all-digital workflow, from creative design through printing. The industry is expanding the production of plates directly from a digital file, in a process referred to as “direct to plate” (DTP) or “computer to plate” (CTP). This process eliminates the step of preparing photographic film and exposing the film on a plate. CTP technology is more precise and reduces the time to produce a printing plate. Typically printers and converters provide CTP services as part of a bundled service to their customers; however, we maintain CTP units and have the capability to provide CTP services to our clients to accommodate their needs.
Size of industry. The global graphic services industry has thousands of market participants, including independent pre-press service providers, converters, printers and, to a lesser extent, advertising agencies. Most graphic services companies focus on publication work such as textbooks, advertising, catalogs, newspapers and magazines. Our target markets, however, are high-end packaging, advertising and promotional applications for the consumer products industry. We estimate the North American market for graphic services in the consumer products packaging industry is approximately $1.5 billion and the worldwide market is as high as $6.0 billion. We estimate the broader market for graphic services including publishing, advertising and promotional as well as packaging applications in North America may be as high as $7.5 billion and worldwide may be as high as $30.0 billion. Within the consumer products graphic industry, the market is highly fragmented with thousands of limited service partners, only a small number of which have annual revenues exceeding $20.0 million.
The rapid development of lower-cost, faster desktop publishing software systems has increased the potential for competition in the graphic services industry by lowering barriers to entry relating to equipment costs. However, there are other barriers to entry in our industry. For example, hundreds of “technician— years” of expertise in working with all of the major printers and converters are required to make sure a package is printed according to the client’s specifications. For this reason in particular, we believe new start-ups have difficulty competing with us. Other barriers to entry include increases in government regulation related to consumer products packaging, demand for faster turnaround times, and the need for global brand consistency and certainty of supply. We believe that the number of graphic services providers to the consumer products industry will continue to diminish due to consolidation and attrition caused by competitive forces such as accelerating technological requirements for advanced systems, the need for highly skilled personnel and the growing demands of clients for full-service global capabilities.
Graphic services for consumer products companies. High quality graphic services are critical to the effectiveness of any consumer products marketing strategy. A change in the graphic image of a package, advertisement or point-of-sale promotional display can dramatically increase sales of a particular product. New product development has become a vital strategy for consumer products companies, which introduce thousands of new products each year. In addition to introducing new products, consumer products companies are constantly redesigning their packaging, advertising and promotional materials for existing products to respond to rapidly changing consumer tastes (such as the fat or carbohydrate content of foods), current events (such as major sports championships and blockbuster film releases) and changing regulatory requirements. The speed and frequency of these changes and events have led to increased demand for shorter turnaround and delivery time between the creative design phase and the distribution of packaged products and related advertising and promotional materials.
Consumer products manufacturers seek to reduce overhead in many ways, including by outsourcing their internal brand image capabilities. To achieve cost savings and process efficiencies, consumer products companies increasingly consolidate their relationships with graphic image solution service providers that can offer comprehensive solutions on demand. Large global consumer products companies require worldwide quality and consistency in packaging, advertising and promotional materials as they attempt to build global brand name recognition. All of these factors lead consumer products companies to seek out larger brand image solutions companies with broader service offerings and geographic reach that will enable them to bring their products to market more quickly, consistently and efficiently.
Graphic services for consumer product packaging presents specific challenges. Packaging requirements for consumer products are complex and demanding due to variations in package materials, shapes, sizes, custom colors, storage conditions and marketing enhancements. An ever-increasing number of stockkeeping units, or SKUs, compete for shelf space and market share, making product differentiation essential to our clients. In recent years consumer products companies have redirected significant portions of their marketing budgets toward package design and point-of-sale media as they recognize the power of point-of-sale marketing on consumer buying behavior. Because pre-media services represent only a small portion (estimated to be less than 10%) of the overall cost of consumer products packaging, changes in package design have only a modest impact on overall costs. Recognizing this high benefit/low cost relationship and the continuous need to differentiate their offerings, consumer products companies change package designs frequently as part of their core marketing strategy.
Factors driving increased demand for our brand image solutions. Rapidly changing consumer tastes, shifting marketing budgets, the need for product differentiation, changing regulatory requirements, the relative cost-effectiveness of packaging redesign and other factors described above have all led to a significant increase in the volume and frequency of package design modifications. This increase, along with the related changes in advertising and promotional materials, has resulted in significantly increased demand for the brand image solutions we provide.
Services
We offer comprehensive, high quality digital imaging graphic services. Our facilities produce conventional, electronic and desktop color separations, electronic production design, film preparation, plate making and press proofs for lithography, flexography and gravure. Our services include both digital and analog image database archival and management, as well as creative design, 3-D imaging, art production, large format printing, and various related outsourcing and graphics arts consulting services. We provide a series of best-practices driven advisory, implementation and management services, including workflow architecture, print management, color management and printer evaluation.
Our service offerings are organized within the graphic services umbrella into three core competencies: graphic services, brand strategy and creative design, and enterprise products.

Graphic services. Under the Schawk brand, graphic services encompasses a number of service offerings including traditional prepress business as well as high-end digital photography, color retouching and large format digital printing. Graphic service operations are located throughout North America, Europe and Asia. Graphic service business represented approximately 96% of our revenues in the nine months ended September 30, 2005.
Brand strategy and creative design. Under the Anthem Group brand, we offer brand consulting and creative design for packaging applications to Fortune 1000 consumer-products companies, food and beverage retailers and mass merchandisers. Anthem Group consists of leading creative design firms acquired since 1998 in Toronto and San Francisco, as well as start-ups in Chicago, New York and Singapore. We recently announced an arrangement between Anthem Worldwide and Nestlé U.K. pursuant to which more than 50 strategic design professionals at Nestlé U.K. will join Anthem. This transaction provides us with our first substantial creative design presence in Europe. Our Anthem professionals will continue to be based at Nestlé U.K.’s facilities and work on Nestlé and other non-competitive creative assignments. Anthem Group represented approximately 3% of our overall revenues in the nine months ended September 30, 2005.
Enterprise products. Three services that help differentiate us from our competitors are digital asset management, workflow management and online proofing. These services are available through our InterchangeDigital subsidiary, a software development company that develops software solutions for the marketing services departments of consumer products companies and pharmaceutical companies. Through its integrated software solution, PaRTStm (Production and Resource Tracking System), InterchangeDigital works with clients to organize their digital assets, streamline their internal workflow and improve efficiency. The improved speed to market allows the consumer products companies to increase the number of promotions without increasing costs. We also offer digital three-dimensional modeling of prototypes or existing packages for our consumer products clients. This service is branded as Schawk 3-D and is included in the enterprise products service offering. Enterprise products represented approximately 1% of our revenues in the nine months ended September 30, 2005.
To capitalize on market trends, management believes that we must continue to provide clients with the ability to make numerous changes and enhancements within increasingly shorter turnaround times. Accordingly, we have focused our efforts on improving our response times and continue to invest in rapidly emerging technology and the continuing education of our employees. We also educate clients on the opportunities and complexities of state-of-the-art equipment and software. We believe that our ability to provide quick turnaround and delivery times, dependability and value-added training and education programs will continue to give us a competitive advantage in serving clients who require high volume, high quality product imagery.
Over the course of our business history, we have developed strong relationships with many of the major converters and printers in the United States and Canada. As a result, we have compiled an extensive proprietary database containing detailed information regarding the specifications, capabilities and limitations of printing equipment across the world. This database enables us to increase the overall efficiency of the printing process. Internal operating procedures and conditions may vary from printer to printer, affecting the quality of the color image. In order to minimize the effects of these variations, we make necessary adjustments to our color separation work to account for irregularities or idiosyncrasies in the printing presses of each of our clients’ converters. Our database also enhances our ability to ensure the consistency of our clients’ branding strategies. We strive to afford our clients total control over their imaging processes with customized and coordinated services designed to fit each individual client’s particular needs, all aimed at ensuring that the color quality, accuracy and consistency of a client’s printed matter are maintained.
Competitive strengths
We believe that the following factors have been critical to our past success and represent the foundation for future growth.
We are a leader in a highly fragmented market. We are one of the world’s largest independent brand image solutions companies. There are thousands of independent market participants in our industry in North America alone, and the vast majority of these are single-location, small niche firms with annual revenues of less than $20.0 million. We believe that our size, expertise, breadth of services and global presence represent a substantial competitive advantage in our industry.
We have direct client relationships. While many participants in the graphic services industry serve only intermediaries such as advertising firms and printers, we typically maintain direct relationships with our clients. As part of this focus on direct client relationships, we also deploy our employees on-site at and near client locations, leading to faster turnaround and delivery times and deeper, longer-lasting client relationships. At September 30, 2005, we had 116 on-site locations staffed by approximately 400 Schawk employees. Our direct client relationships enable us to strengthen and expand client relationships by better and more quickly anticipating and adapting to our clients’ needs.
We have a comprehensive service offering. We provide our clients with a comprehensive offering of brand image solutions services. We have built upon our core pre-media services by acquiring and integrating digital imaging graphic services such as brand strategy services, workflow audit services, creative design, production art, print management consulting, digital asset management and high-end re-touching. In addition to generating more revenue, the increased breadth of our service offering enables us to manage the pre-media graphic process, from image planning and design to media fulfillment. This results in quicker, more consistent and cost-effective solutions for our clients, and in many cases enables our clients to undertake more product introductions or existing packaging alterations without exceeding their budgets.
We have unique global capabilities. We have 177 locations in 13 countries across 4 continents. We have combined this global platform with our proprietary databases of printer assets across the world, ensuring that we provide consistent service to our clients on a local, regional and global basis. The ability to ensure a consistent brand image is increasingly important to global clients as they continue to expand their markets, extend and unify their brands and outsource their production internationally. Our global presence and proprietary databases help ensure consistent brand imaging for our clients around the world.
We generate strong cash flow. We have a proven record of generating strong cash flow through profitable growth in operating performance and a strong financial discipline. We have been able to manage our costs efficiently, address prevailing market conditions and avoid dependence on revenue growth to maintain or increase profitability. Also, historically, we have only had a modest need for capital investment. We believe that these factors should enable us to continue to generate strong cash flow.

Strategy
Our goal is to enhance our leadership position in the brand image solutions industry. Our strategies to realize this objective include:
Capitalizing on our recently enhanced platform. We seek to capitalize on the breadth of our services and our global presence. Our dedicated business development team emphasizes our ability to tailor integrated brand image solutions on a global scale to meet our clients’ specific needs. Our total solution approach has recently yielded several significant new opportunities by expanding service offerings to existing clients and winning global representation of clients previously using our services only in a single market. This strategy is expected to drive additional organic growth in the future.
Matching our services to the needs of our clients. As our clients continually create new products and extend and enhance their existing brands, we continue to match our brand image solutions to meet their needs and, where necessary, adapt our services as their needs change and grow. Our adaptability is exemplified by our ability to scale our service offerings, shift employees among our locations to address surges in a client’s promotional activity, and originate services from additional global locations based on changes in a client’s global branding strategy.
Pursuing acquisitions opportunistically. Where opportunities arise and in response to client needs, we will continue to seek strategic acquisitions of selected businesses to broaden our service offerings, enhance our client base or build a new market presence.
Recent acquisitions
Our profitability and access to capital have enabled us to make strategic acquisitions of companies that range in size from $2 million to $370 million in revenues. In our 51-year business history, we have integrated approximately 50 graphic and imaging businesses into our operations. We typically have sought to acquire businesses that represent market niche companies with Fortune 1000 client lists, excellent client service or proprietary products, solid management and/or offer the opportunity to expand into new service or geographic markets. Most recently, our acquisitions of Winnetts and Seven Worldwide, Inc. have significantly increased our ability to meet and adapt to client needs and industry trends by:
•  expanding our geographic reach to Europe, Australia and India, which benefits our existing clients as they seek to establish global brand consistency; and
•  increasing and expanding the scope of our global service offerings, such as creative design and high end retouching, and entering into new markets, such as retail and media.
Seven Worldwide provides graphic services to companies in the following market segments: consumer goods; retail; pharmaceutical; media & entertainment; publishing; advertising; and general goods & services. Seven’s solutions enable these companies to create, distribute and manage communications assets, such as advertising and editorial pages, consumer goods packaging, out-of-home (point-of-sale, large format) signage and Internet content. Its mission is to bring both process efficiency and messaging consistency to marketing execution. Seven has graphic services capabilities to support clients who use multiple forms of marketing methods to connect with targeted audiences worldwide. We believe that Seven’s solution approach drives cost savings and streamlines execution as clients leverage Seven’s talent, processes, technology and infrastructure. Its graphic services solutions focus on both performing and coordinating key creative and production services, from planning and design through pre-press and media fulfillment.
Winnetts provides a wide range of graphics services to major brand owning clients and to clients in the packaging, mail-order and printing businesses. Winnetts offers a flexible platform of services to accommodate clients’ needs and priorities, from production of artwork files and reprographics for all print processes to providing the tools by which clients can manage their brands and improve quality, cost and reliability within their packaging and catalog processes.
The Seven Worldwide and Winnetts acquisitions also have increased the amount of business we do for the world’s largest consumer products companies, particularly for the non-U.S. divisions of our existing clients. As we continue to integrate the acquired businesses into our company, we have begun to realize cost and operating synergies among U.S. and overseas operations. Through these acquisitions, we believe we now have a platform with the necessary geographic reach and range of service offerings to succeed in meeting our clients’ imaging and branding needs on a global basis. We believe we are the only brand image solutions company positioned to offer such a breadth of services on a global scale.
We intend to continue acquiring businesses that will broaden our service offerings, enhance our client base or build a new market presence. We believe that there will continue to be a number of attractive acquisition candidates in the fragmented and consolidating industry in which we operate. We expect to strengthen our market position by applying our management and operational philosophies and practices, which have been successful in our businesses, to newly acquired businesses.
Marketing and distribution
We market our services nationally and internationally through seminars, newsletters and training sessions targeted at existing and potential clients. We sell our services through a group of approximately 150 direct salespersons and 200 client service technicians who call on consumer products manufacturers, including those in the food and beverage, home products, pharmaceutical and cosmetics industries and mass merchant retailers. Our salespersons and our client service technicians share responsibility for marketing our offerings to existing and potential clients, thereby fostering long-term institutional relationships with our clients.
Clients
Our clients consist of direct purchasers of graphic services, including end-use consumer product manufacturers and mass merchant retailers, converters and advertising agencies. Many of our clients, a large percentage of which are Fortune 1000 companies, are multi-national in scope and often use numerous converters both domestically and internationally. Because these clients desire uniformity of color and image quality across a variety of media, we play a very important role in coordinating their printing activities by maintaining current equipment specifications regarding our clients and converters. Management believes that this role has enabled us to establish closer and more stable relationships with these clients. Converters also have a great deal of confidence in the quality of our services and have worked closely with us to reduce required lead-time, thereby lowering their costs. End-use clients often select and use us to ensure better control of their packaging or other needs and depend on us to act as their agent to ensure quality management of data along with consistency among numerous converters and packaging media. We have established 116 on-site locations at or near clients that require high volume, specialized service. As our art production services continue to expand, we anticipate that we will further develop our on-site services.
Many of our clients place orders on a daily and weekly basis and work closely with us year-round as they frequently redesign product packaging or introduce new products. While certain promotional activities are seasonal, such as those relating to summer, back-to-school time and holidays, shorter technology-driven graphic cycle time has enabled consumer products manufacturers to tie their promotional activities to regional and/or current events (such as sporting events or motion picture releases). This prompts manufacturers to redesign their packages more frequently, resulting in a correspondingly higher number of packaging redesign assignments. This technology-driven trend toward more frequent packaging changes has offset previous seasonal fluctuations in the volume of our business. See “Seasonality and cyclicality”.
In addition, consumer product manufacturers have a tendency to single-source their graphic work with respect to a particular product line so that continuity can be assured in changes to the product image. As a result, we developed a base of steady clients in the food and beverage, health and beauty and home care industries. During 2004 and the first nine months of 2005, our largest client accounted for approximately 7% and 9% of our total revenues, respectively, and the 10 largest clients in the aggregate accounted for approximately 43% and 35% of revenues, respectively.
Competition
Our competition comes primarily from other independent graphic service providers and converters and printers that have graphic service capabilities. We believe that converters and printers serve approximately one-half of our target market, and the other one-half is served by independent graphic service providers. Independent graphic service providers are companies whose business is performing graphic services for one or more of the principal printing processes. Since we acquired Seven Worldwide, we believe that only three firms, Southern Graphics Systems, Matthews International Corporation and Vertis, Inc., compete with us on a national or international basis in certain markets. Southern Graphics was recently sold by Alcoa to Citigroup Venture Capital Equity Partners for approximately $408 million. The remaining independent graphic service providers are regional or local firms that compete in specific markets. To remain competitive, each firm must maintain client relationships and recognize, develop and capitalize on state-of-the-art technology and contend with the increasing demands for speed.
Some converters with graphic service capabilities compete with us by performing such services in connection with printing work. Independent graphic service providers, such as us, however, may offer greater technical capabilities, image quality control and speed of delivery. In addition, converters often utilize our services because of the rigorous demands being placed on them by clients who are requiring faster turnaround times. Increasingly, converters are being required to invest in technology to improve speed in the printing process and have avoided spending on graphic services technology.
As requirements of speed, consistency and efficiency continue to be critical, along with the recognition of the importance of focusing on their core competencies, clients have increasingly recognized that we provide services at a rate and cost that makes outsourcing more cost effective and efficient.

Research and development
We are dedicated to keeping abreast of and, in a number of cases, initiating technological process developments in our industry that have applications for consumer products packaging. To build upon our leadership position, we are actively involved in system and software technical evaluations of various computer systems and software manufacturers and also independently pursue software development for implementation at our operating facilities. We continually invest in new technology designed to support our high quality graphic services. We concentrate our efforts in understanding systems and equipment available in the marketplace and creating solutions using off-the-shelf products customized to meet a variety of specific client and internal requirements. PaRTStm and Schawk 3-D are examples of our commitment to research and development. Total research and development spending is not material.
As an integral part of our commitment to research and development, we support our internal Schawk Technical Advisory Board, as it researches and evaluates new technologies in the graphic arts and telecommunications industries. This board meets quarterly to review new equipment and programs, and then disseminates the information to the entire company and to clients as appropriate.
Employees
As of September 30, 2005, we had approximately 4,500 employees. Of this number, approximately 12% are production employees represented by local units of the Graphic Communications Conference of the International Brotherhood of Teamsters and by local units of the Communications, Energy & Paperworkers Union of Canada and the GPMU in the UK. Our union employees are vital to our operations. Collective bargaining agreements covering our union employees in four facilities are subject to renegotiations. We consider our relationships with our employees and unions to be good.
Backlog
We do not maintain backlog figures as the rapid turn-around requirements of our clients result in little backlog. Generally, projects or orders are generally in and out of our facilities within five to seven days. Approximately one-half of total revenues are derived from clients with whom we have entered into service agreements. With respect to revenues from clients that are not under contract, we maintain client relationships by delivering timely graphic services, providing technology enhancements to make the process more efficient and bringing extensive experience with and knowledge of printers and converters.
Seasonality and cyclicality
Our digital imaging graphic business for the consumer product packaging graphic market is not currently seasonal because of the number of design changes that are able to be processed as a result of speed-to-market concepts and all-digital workflows. Increasingly, as demand for new products increases, traditional cycles related to timing of major brand redesign activity has gone from a three to four year cycle to a much shorter cycle. With respect to the advertising markets, some seasonality has historically existed in that the months of December and January were typically the slowest months of the year in this market because advertising agencies and their clients typically finish their work by mid-December and do not start up again until mid-January. This seasonality in our business is expected to be offset by the increase in holiday related business with respect to the retail portion of Seven Worldwide’s business in the fourth quarter. Advertising spending is generally cyclical as the consumer economy is cyclical. When consumer spending and GDP decreases, the amount of ad pages declines. Generally, when ad pages decline, our advertising business declines.
Legal proceedings
From time to time, we are a party to routine pending or threatened legal proceedings and arbitrations. We insure some, but not all, of our exposure with respect to such proceedings. Based upon information presently available, and in light of legal and other defenses available to us, management does not consider the liability from any threatened or pending litigation to be material to our business. We have not experienced any significant environmental problems.

Management
Executive officers and directors
Our executive officers and directors are as follows:

Name	Age	Position

Clarence W. Schawk	79	Chairman of the Board and Director
David A. Schawk	49	Chief Executive Officer, President and Director
A. Alex Sarkisian	54	Chief Operating Officer, Executive Vice President, Corporate Secretary and Director
James J. Patterson	49	Senior Vice President and Chief Financial Officer
Judith W. McCue	57	Director
John T. McEnroe	53	Director and Assistant Secretary
Hollis W. Rademacher	70	Director
Leonard S. Caronia	54	Director
Christopher Lacovara	41	Director

Clarence W. Schawk has been Chairman of the Board since September 1992, when he was also appointed to the Executive Committee. He served as Chief Executive Officer of Filtertek Inc., the company’s predecessor from September 1992 until February 1993. Clarence W. Schawk also served as Chairman of the Board of the corporation previously known as Schawk, Inc. or “Old Schawk” from 1953 until the merger of Old Schawk and affiliated companies into Filtertek in 1994, and served as Chief Executive Officer until June 1994. He is the father of David A. Schawk, our President and Chief Executive Officer. Clarence W. Schawk previously served as President and a director of the International Prepress Association.
David A. Schawk was appointed Chief Executive Officer and President in February 1993. He served as our Chief Operating Officer from September 1992 through February 2004. He was appointed to our board of directors in September 1992. Mr. Schawk served as the President of Old Schawk from 1987 until the merger. Mr. Schawk serves on our Executive Committee. He is the son of Clarence W. Schawk. Mr. Schawk currently serves as a director of the International Prepress Association. Mr. Schawk also served as a director of Old Schawk until the merger.
A. Alex Sarkisian, Esq., was appointed Chief Operating Officer in March 2004 and was appointed Executive Vice President in 1994. Mr. Sarkisian has served on the Board of Directors and as Corporate Secretary since September 1992. Mr. Sarkisian was the Executive Vice President and Secretary of Old Schawk from 1988 and 1986, respectively, until the merger. Mr. Sarkisian also served as a director of Old Schawk until the merger. He is a member of the Executive and 401(k) Administration Committees.
Judith W. McCue has been a partner with McDermott Will & Emery LLP since 1995 and was a partner with Keck, Mahin & Cate where she practiced from 1972 to 1995. Ms. McCue was appointed to the board of directors in September 1992 and is a member of the Audit and Option Committees.
John T. McEnroe, Esq., has been a shareholder with the law firm of Vedder, Price, Kaufman & Kammholz, P.C., counsel to the company, since May 1992. Prior to this position, he was a partner with the law firm of Keck, Mahin & Cate where he practiced from 1976 to 1992.

Mr. McEnroe was appointed to the board of directors in September 1992 and is a member of the Executive and Option Committees.
Hollis W. Rademacher held various positions with Continental Bank, N.A., Chicago, Illinois, from 1957 to 1993 and was Chief Financial Officer of Continental Bank Corporation, Chicago, Illinois, from 1988 to 1993. Mr. Rademacher is currently self-employed in the fields of consulting and investments in Chicago, Illinois. Mr. Rademacher was appointed a director to our board in 1994 and is a member of the Executive, Audit and Option Committees. Mr. Rademacher also serves as a director of The Restaurant Company and Wintrust Financial Corporation together with several other privately held companies.
Leonard S. Caronia was appointed to our board of directors in October 2000. Mr. Caronia is the co-founder and Managing Director of the investment banking firm Cochran, Caronia & Company. Prior to forming his company in 1997, Mr. Caronia served as Managing Director of Coopers & Lybrand Securities, LLC. Prior to that, Mr. Caronia was employed at First Chicago Corporation from 1980 until 1993 and was Corporate Senior Vice President and Head of Investment Banking. He is also a member of the Option Committee.
Christopher Lacovara was appointed to our board of directors in January 2005 and has been a member of the Audit Committee and Option Committee since March 2005. Mr. Lacovara has been a principal of Kohlberg & Company since 1995 and was president of KAGT Holdings, Inc., the parent company of Seven Worldwide, Inc., until the completion of our acquisition of Seven Worldwide by the company in January 2005. Prior to joining Kohlberg & Company in 1988, he was an associate with Lazard Frères & Company and a financial analyst with Goldman, Sachs & Company. Mr. Lacovara is a member of the board of directors of Allied Aerospace Engineering, Inc., BI Incorporated, CUSA Busways, L.L.C., Holley Performance Products, Inc., Katy Industries, Inc., Nevamar Company, L.L.C., Orion Food Systems, L.L.C., Redaelli Tecna, S.p.A., Stanadyne Corporation and Thilmany, L.L.C.
James J. Patterson was appointed Senior Vice President and Chief Financial Officer in December 1997. Prior to joining us, Mr. Patterson was Vice President— Strategic Purchasing of IMC Global Inc. from March 1996 to September 1997. Mr. Patterson was Vice President and Chief Financial Officer of The Vigoro Corporation from 1993 until it was acquired by IMC Global Inc. in 1996. From 1990 to 1992, Mr. Patterson was Vice President and Controller of Great American Management and Investment, Inc., a diversified holding company, and Vice President and Controller of Capsure Holdings, Inc., a holding company in the specialty insurance business. Mr. Patterson is a Certified Public Accountant.
Currently, all our nonemployee directors (except for Mr. McEnroe) receive a $500 fee for attendance at each regularly scheduled or special board or committee meeting, except that Audit Committee members receive a fee of $1,000 for attendance at each regularly scheduled Audit Committee meeting. All directors are reimbursed for ordinary and necessary expenses incurred in attending board or committee meetings. All nonemployee directors have received options under our 1991 Outside Directors’ Formula Stock Option Plan.
Employment agreements
In January 1991, we entered into employment agreements with Clarence W. Schawk and David A. Schawk to serve as executive officers. These agreements, upon review of comparable base salaries for executives of similarly situated companies, have been amended and restated effective October 1, 1994. Each employment agreement, as amended and restated in October 1994, provides for an initial term of 10 years (through December 31, 2004), with one-year extensions thereafter unless terminated by either us or the executive. Each employment agreement provides for payment of a base salary, adjustable annually by the board of directors based upon a merit review and to account for inflation, as well as an annual bonus consisting of short- and long-term incentives. Under Clarence W. Schawk’s employment agreement, he elected to receive a base salary of $50,000 for the calendar year 2004, although the agreement permits a higher annual base salary amount. Clarence W. Schawk also waived his bonus amount for 2004. David A. Schawk’s employment agreement provided for a base salary of $499,351 for the calendar year 2004. The agreements permit termination by the company “for cause,” as defined in the agreements, at any time. If we choose to terminate the employment agreement of Clarence W. Schawk or David A. Schawk for reasons other than for cause, each agreement provides for a severance payment in the amount of the base salary provided for in the agreement for four years following termination.
The short-term bonus plan contemplates cash payments of 5.0% and 3.0% of the excess of “adjusted net income” over $10.0 million with respect to Clarence W. Schawk and David A. Schawk, respectively. “Adjusted net income” means annual net income after taxes but before bonuses to the Chairman and the President and amortization of goodwill resulting from acquisitions consummated after January 1, 1995. The amounts of such cash payments are subject to adjustment based upon our financial performance during the relevant fiscal year. The long-term bonus plan contemplates a noncash distribution of options calculated to equal 5.0% and 3.0% of the excess of “adjusted net income” over $10.0 million for Clarence W. Schawk and David A. Schawk, respectively.
In 2004, the board of directors awarded David A. Schawk 170,000 options in recognition of the improvement in our business and results. This award was made in lieu of the award formula contained in the long-term bonus provision of Mr. Schawk’s employment agreement.

Principal and selling stockholders
The following table sets forth information regarding the shares beneficially owned as of January 10, 2006 (i) by each selling stockholder, (ii) by each person who is known to us to own beneficially more than 5% of the outstanding shares of our common stock; (iii) by each of our directors; (iii) by each of our named executive officers; and (iv) by all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished to us by the respective stockholders.

	Beneficial ownership				Beneficial ownership
	before offering(1)***			Shares to be	after offering
				sold in the
Name	Shares		Percentage	offering	Shares	Percentage

Selling Stockholders
Kohlberg Investors IV, L.P.(2)(3)	992,022		3.8%	992,022	–	–
Kohlberg TE Investors IV, L.P.(2)(3)	1,191,341		4.6	1,191,341	–	–
Kohlberg Offshore Investors IV, L.P.(2)(3)	90,743		*	90,743	–	–
Kohlberg Partners IV, L.P.(2)(3)	750,037		2.9	750,037	–	–
KOCO Investors IV, L.P.(2)(3)	19,877		*	19,877	–	–
Silver Point Capital Fund, L.P.(3)	36,528		*	36,528	–	–
Silver Point Capital Offshore Fund, Limited(3)	85,233		*	85,233	–	–
Hudson River Co-Investment Fund, L.P.(3)	304,402		1.2	304,402	–	–

Total	3,470,183		13.3%	3,470,183	–	–

Other Principal Stockholders
Clarence W. Schawk(4)**	7,486,093	(5)	28.3%	–	7,486,093	28.3%
Marilyn G. Schawk(4)	7,486,093	(6)	28.3	–	7,486,093	28.3
Schawk 2005 Three Year GRAT	4,647,351	(7)	17.8	–	4,647,351	17.8
A. Alex Sarkisian**	3,505,264	(8)(9)	13.3	–	3,505,264	13.3
David A. Schawk(4)**	2,158,059	(10)	8.0	–	2,158,059	8.0
Cathy Ann Schawk(4)	1,928,466	(11)	7.4	–	1,928,466	7.4
Christopher Lacovara	1,650	(12)	*	–	1,650	*
James J. Patterson	284,518	(13)	1.1	–	284,518	1.1
John T. McEnroe	73,382	(14)	*	–	73,382	*
Judith W. McCue	60,404	(15)	*	–	60,404	*
Hollis W. Rademacher	45,950	(16)	*	–	45,950	*
Leonard S. Caronia	28,950	(17)	*	–	28,950	*
Myron M. Kaplan	2,002,300	(18)	7.7	–	2,002,300	7.7
J.P. Morgan Chase & Co.	1,478,632	(19)	5.7	–	1,478,632	5.7
Executive officers and directors as a group (9 persons)	13,644,270	(20)	48.8%	–	13,644,270	48.8%

* Less than 1%
** Denotes a person who serves as a director and who is also a named executive officer.
*** Beneficial ownership is determined in accordance with SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
(1) Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.
(2) Kohlberg Management IV, L.L.C. is the sole general partner of each of Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P. and KOCO Investors IV, L.P. (collectively, the “Kohlberg

Funds”). One of the members of Kohlberg Management IV, L.L.C., Christopher Lacovara, is a member of our board of directors. The address for Kohlberg Management IV, L.L.C. and each of the Kohlberg Funds is 111 Radio Circle, Mt. Kisco, NY 10549.
(3) Does not include shares beneficially owned by any other former shareholder of KAGT Holdings, Inc.: each of the Kohlberg Funds, Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Fund, Limited, Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830 (“Silver Point”); Hudson River Co-Investment Fund L.P., c/o Hamilton Lane Advisors, L.L.C., One Belmont Sq., Bala Cynwyd, PA 19004 (“Hudson River”); and VO III, LLC, 1000 South Pointe Drive, Suite 3602, Miami Beach, FL 33139. Each of Silver Point, Hudson River and Kohlberg Fund IV report that they may constitute a “group” (together with VO III, LLC) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934; however, each does not affirm that a group has been formed and expressly disclaims beneficial ownership of any securities owned by any other person or entity.
(4) Each is a member of Clarence W. Schawk’s immediate family (the “Schawk Family”). The address for each of the Schawk Family members is 1695 River Road, Des Plaines, Illinois 60018.
(5) Includes currently exercisable options to purchase 261,111 shares; 1,536,348 shares held directly by his wife, Marilyn Schawk; 217,777 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mr. Schawk or his wife has voting and/or investment power; and 4,647,351 shares held in the Schawk 2005 Three Year GRAT, with respect to which Mr. Schawk’s wife serves as trustee and has sole voting power and Mr. Schawk shares investment power. Does not include shares beneficially owned by Mr. Schawk’s children, David Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of his grandchildren. Mr. Schawk does not share voting power or investment power over shares of the company held by or on behalf of his children or grandchildren.
(6) Includes 1,084,617 shares (including currently exercisable options to purchase 261,111 shares) held directly by her husband, Clarence Schawk; 217,777 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mrs. Schawk or her husband has voting and/or investment power; and 4,647,351 shares held in the Schawk 2005 Three Year GRAT, with respect to which Mrs. Schawk serves as trustee and has sole voting power and Clarence Schawk shares investment power. Does not include shares beneficially owned by Mrs. Schawk’s children, David A. Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of her grandchildren. Mrs. Schawk does not share voting power or investment power over shares of the company held by or on behalf of her children or grandchildren.
(7) Shares included in beneficial ownership of both Clarence Schawk and Marilyn Schawk.
(8) Includes currently exercisable options to purchase 317,372 shares.
(9) Includes 3,149,990 shares held by various Schawk Family trusts for the benefit of certain of Clarence W. Schawk’s grandchildren, for which Mr. Sarkisian serves as the trustee, or custodian, with voting and investment power over the shares.
(10) Includes currently exercisable options to purchase 810,086 shares; 21,000 shares held in the David and Teryl Schawk Family Foundation; 500,000 shares held in the David A. Schawk 2005 Three Year GRAT; and 820,134 shares held in the David A. Schawk 1998 Trust for which David Schawk serves as trustee with voting and investment power over these shares. Does not include shares beneficially owned by David Schawk’s father, Clarence Schawk, David Schawk’s mother, Marilyn Schawk, or shares beneficially owned by or held in family trusts for the benefit of David Schawk’s sisters, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, and certain of Clarence Schawk’s grandchildren.
(11) Ms. Schawk is the daughter of Clarence W. Schawk and sister of David A. Schawk.
(12) Includes currently exercisable options to purchase 1,650 shares.
(13) Includes currently exercisable options to purchase 269,300 shares.
(14) Includes currently exercisable options to purchase 44,950 shares, 20,220 shares owned indirectly by his spouse and 1,001 shares held in a retirement trust account.
(15) Includes currently exercisable options to purchase 44,950 shares and the indirect ownership of 10,000 shares held in retirement trust accounts.
(16) Includes currently exercisable options to purchase 39,950 shares.
(17) Includes currently exercisable options to purchase 24,950 shares.
(18) Based on information disclosed in Amendment No. 5 to Schedule 13G filed by Mr. Kaplan with the Securities and Exchange Commission on February 8, 2005. Mr. Kaplan’s address is P.O. Box 385, Leonia, New Jersey 07605.
(19) Based on information disclosed in Schedule 13G filed by J.P. Morgan Chase & Co. with the Securities and Exchange Commission on February 11, 2005. J.P. Morgan Chase & Co.’s mailing address is 270 Park Ave., New York, NY 10017.
(20) Includes currently exercisable options to purchase an aggregate of 1,839,319 shares held by certain executive officers and directors.

Related party transactions
We lease our facility at 1600 East Sherwin Avenue, Des Plaines, Illinois from Graphics IV, Ltd., an Illinois limited partnership, whose partners are the children of Clarence W. Schawk. The amount paid in 2004 under the current lease was $673,000.
We retain the law firm of Vedder, Price, Kaufman & Kammholz, P.C., to perform various legal services. John T. McEnroe, one of our directors, is a shareholder of that firm. McDermott Will & Emery LLP, a law firm in which Ms. McCue, one of our directors, is a partner, provides various legal services for certain members of the Schawk family.
In October 2004, we retained Cochran, Caronia & Co. to perform certain advisory services in connection with our purchase of the outstanding stock of KAGT Holdings, Inc., the parent company of Seven Worldwide, Inc. Leonard S. Caronia, one of our directors, is a principal of Cochran, Caronia & Co. The amount paid in 2005 for these services was approximately $800,000.
The shares being offered and sold by the selling stockholders originally were issued and sold by us in connection with a Stock Purchase Agreement among us, Seven Worldwide, KAGT Holdings and the stockholders of KAGT Holdings, or KAGT holders, dated as of December 17, 2004, in connection with our acquisition of all of the outstanding stock of KAGT Holdings. On January 31, 2005, in connection with the closing of the Seven Worldwide acquisition, we entered into a registration rights agreement with certain KAGT holders and certain Schawk family members. One of our directors, Christopher Lacovara, is a principal at Kohlberg & Company, which is affiliated with certain of the KAGT holders. The registration rights agreement grants demand registration rights and incidental registration rights for our shares issued to the KAGT holders at the closing of the Seven Worldwide acquisition.
We also entered into an amended and restated registration rights agreement on January 31, 2005 with various Schawk family members. The agreement grants demand registration rights for the shares held by Schawk family members and provides priority among the shares registered by Schawk family members pursuant to demand registrations and shares registered pursuant to incidental registration rights held by KAGT holders under the registration rights agreement described above.
Also in connection with the Seven Worldwide acquisition, we entered into a governance rights agreement with the KAGT holders and certain members of the Schawk family pursuant to which, among other things, we agreed to take the necessary actions to appoint the KAGT holders’ designee, Christopher Lacovara, to our board of directors. The KAGT holders retain the right to designate one director to the board of directors for so long as they own more than 10% of our outstanding common stock. It is anticipated that if the selling stockholders consummate the sale of all shares of common stock offered by this prospectus supplement and the accompanying prospectus, the KAGT holders will no longer retain the right to designate a director to our board.

Underwriting
The selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager and joint lead manager for this offering, and Robert W. Baird & Co. Incorporated is also acting as joint lead manager. Subject to the terms and conditions set forth in an underwriting agreement, the selling stockholders have agreed to sell to each underwriter named below, and such underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below:

Name	Number of shares

J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
Total	3,470,183

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are committed to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 520,527 additional shares of common stock from us at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.
The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Underwriting discounts and commissions

	Paid by Schawk		Paid by selling stockholders

	No over-allotment	Full over-allotment	No over-allotment	Full over-allotment
	exercise	exercise	exercise	exercise

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters initially propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $           per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
Our common stock is traded on the New York Stock Exchange under the symbol “SGK”.
We, the selling stockholders and our directors and executive officers have agreed with the underwriters prior to the commencement of this offering that we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, will not, without the prior written consent of J.P. Morgan Securities Inc.:
•  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or
•  enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph do not apply to:
•  the sale of shares of our common stock to the underwriters in connection with this offering;
•  the granting by us of options to purchase shares of our common stock under employee stock plans approved by our stockholders;
•  the issuance by us of shares of our common stock upon the exercise of options granted under employee stock plans approved by our stockholders;
•  the granting by us of shares of our common stock under employee stock plans approved by our stockholders;
•  shares of our common stock acquired in open market transactions by any person other than us;
•  transfers to affiliates by any person other than us of shares of our common stock or securities convertible into shares of our common stock;
•  transfers or distributions by any person other than us of shares of our common stock or securities convertible into shares of our common stock to limited partners or stockholders of the transferor;
•  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts;
•  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock to any trust the sole beneficiaries of which are the transferor and/or his or her immediate family members; or
•  transfers by certain of our directors or officers of shares of our common stock pursuant to a pre-approved trading plans entered into in accordance with Rule 10b5-1 under the Exchange Act, provided that in the case of each of the last five transactions above, each donee, distributee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding paragraph. In addition, our directors, executive officers and the selling stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
J.P. Morgan Securities Inc. may release any of the securities subject to these lock-up agreements at any time without notice. J.P. Morgan Securities Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party’s reason for making the request. J.P. Morgan Securities Inc. has advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus supplement and prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.
We estimate that our total expenses attributable to this offering will be approximately $400,000, excluding underwriting discounts.
In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us or the selling stockholders for which they have received and will receive customary fees and expenses. An affiliate of J.P. Morgan Securities Inc. is a lender under our existing five-year revolving unsecured credit facility and, to the extent the proceeds of this offering are applied to repay loans outstanding under such facility, such affiliate will receive a portion of the amounts so repaid under such facility.
Legal matters
The validity of the shares of common stock being offered hereby and certain other matters are being passed upon for us by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois. Certain legal matters relating to the offering will be passed upon for the Underwriters by Winston & Strawn LLP, Chicago, Illinois.
John T. McEnroe, a shareholder of Vedder, Price, Kaufman & Kammholz, P.C., is a director of the company.
Experts
The consolidated financial statements and schedule of Schawk, Inc. as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004 appearing or incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein or incorporated by reference, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Seven Worldwide Holdings, Inc. (formerly known as KAGT Holdings Inc.), as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the periods October 10, 2003 through December 31, 2003, and June 2, 2003 through October 9, 2003, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Schawk, Inc. filed on April 18, 2005, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company’s acquisition by Schawk, Inc.), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Seven Worldwide, Inc. (formerly known as Applied Graphics Technologies, Inc.), as of October 9, 2003 and December 31, 2002 and for the period January 1, 2003 to October 9, 2003 and the year ended December 31, 2002, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Schawk, Inc. filed on April 18, 2005 have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report (which report expresses an unqualified opinion with explanatory paragraphs on the adoption of the non-amortization and impairment provisions for goodwill and the presentation of the broadcast media distribution services business as a discontinued operation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information
We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Station Place, 100 F Street NE, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at the above address. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.
The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us. The reports, proxy and information statements, and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.
We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Christine Pecucci, Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018, telephone number (847) 827-9494.

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Report of independent registered
public accounting firm
The Board of Directors and Stockholders
Schawk, Inc.
We have audited the accompanying consolidated balance sheets of Schawk, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the index at item 15(a). These financial statements and schedule are the responsibility of Schawk, Inc. management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schawk, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
Ernst & Young LLP
Chicago, Illinois
February 11, 2005

Schawk, Inc.
Consolidated balance sheets

	December 31

(in thousands)	2004	2003

Assets
Current assets:
Cash and cash equivalents	$7,268	$5,227
Trade accounts receivable, less allowance for doubtful accounts of $1,773 in 2004 and $1,595 in 2003	56,332	35,642
Inventories	10,339	8,085
Prepaid expenses and other	4,702	3,902
Refundable income taxes	1,832	1,204
Deferred income taxes	2,353	2,086

Total current assets	82,826	56,146
Property and equipment, net	46,431	36,372
Goodwill	71,720	62,936
Intangible assets	12,754	1,912
Other assets	7,032	2,325

Total assets	$220,763	$159,691

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$8,424	$5,108
Accrued expenses	26,578	14,004
Income taxes payable	–	446
Current portion of long-term debt and capital lease obligations	6,683	6,062

Total current liabilities	41,685	25,620
Long-term debt	39,500	21,000
Capital lease obligations	464	21
Other	979	970
Deferred income taxes	6,695	5,708
Stockholders’ Equity:
Common stock	191	187
Additional paid-in capital	92,350	87,928
Retained earnings	61,330	41,461
Accumulated comprehensive income (loss), net	2,442	1,087

	156,313	130,663
Treasury stock, at cost	(24,873)	(24,291)

Total stockholders’ equity	131,440	106,372

Total liabilities and stockholders’ equity	$220,763	$159,691

See accompanying notes.

Schawk, Inc.
Consolidated statements of operations

	Years ended December 31

(in thousands, except per share amounts)	2004	2003	2002

Net sales	$238,345	$201,031	$186,189
Cost of sales	137,017	119,760	113,311

Gross profit	101,328	81,271	72,878
Selling, general, and administrative expenses	63,536	53,735	48,215
Restructuring and other charges	–	–	2,631

Operating income	37,792	27,536	22,032
Other income (expense):
Interest and dividend income	188	72	236
Interest expense	(1,960)	(1,900)	(2,789)
Other	–	1,556	234

	(1,772)	(272)	(2,319)

Income before income taxes and minority interest	36,020	27,264	19,713
Income tax provision	13,342	10,280	6,203

Income before minority interest	22,678	16,984	13,510
Minority interest in net loss of subsidiary	–	–	21

Net income	$22,678	$16,984	$13,531

Earnings per share:
Basic	$1.05	$0.79	$0.63
Diluted	$1.01	$0.78	$0.62
Weighted average shares outstanding:
Basic	21,603	21,379	21,469
Diluted	22,515	21,839	21,675
Dividends per Class A common share	$0.13	$0.13	$0.13

See accompanying notes.

Schawk, Inc.
Consolidated statements of cash flows

	Years ended December 31

(in thousands)	2004	2003	2002

Operating activities
Net income	$22,678	$16,984	$13,531
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	11,803	11,416	11,977
Amortization	923	–	–
Deferred income taxes	(789)	917	(497)
Asset impairment charge	–	–	2,210
Loss (gain) realized on sale of equipment	101	(635)	(84)
Minority interest in net loss of subsidiary	–	–	(21)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(14,230)	2,863	356
Inventories	(231)	455	(538)
Prepaid expenses and other	431	(363)	906
Trade accounts payable and accrued expenses	4,562	448	2,113
Income taxes refundable/payable	1,185	131	(2,094)

Net cash provided by operating activities	26,433	32,216	27,859
Investing activities
Proceeds from disposal of property and equipment	248	1,713	1,040
Purchases of property and equipment	(12,238)	(6,933)	(7,634)
Acquisitions, net of cash acquired	(29,278)	(2,170)	(2,069)
Contingent acquisition purchase price paid to escrow account	(2,574)	–	–
Other	(527)	(160)	(401)

Net cash used in investing activities	(44,369)	(7,550)	(9,064)
Financing activities
Proceeds from debt	33,200	19,562	14,266
Issuance of common stock	4,428	2,012	787
Principal payments on debt	(14,700)	(39,062)	(28,729)
Principal payments on capital lease obligations	(66)	(255)	(351)
Cash dividends	(2,790)	(2,758)	(2,773)
Purchase of common stock	(603)	(2,278)	(987)

Net cash provided by (used in) financing activities	19,469	(22,779)	(17,787)
Effect of foreign currency rate changes	508	1,289	(69)

Net increase in cash and cash equivalents	2,041	3,176	939
Cash and cash equivalents beginning of period	5,227	2,051	1,112

Cash and cash equivalents end of period	$7,268	$5,227	$2,051

Supplementary disclosure of cash flow information:
Dividends issued in the form of Class A common stock	$19	$18	$17
Cash paid for interest	1,876	1,865	2,630
Cash paid for income taxes	13,025	9,215	8,071

Schawk, Inc.
Consolidated statements of stockholders’ equity
Years ended December 31, 2002, 2003 and 2004

	Class A	Additional		Accumulated		Total
	common	paid-in	Retained	comprehensive	Treasury	stockholders
	stock	capital	earnings	income	stock	equity
(in thousands)

Balance at December 31, 2001	$185	$85,157	$16,512	$(1,247)	$(21,070)	$79,537
Net income	–	–	13,531	–	–	13,531
Sale of Class A common stock	–	180	–	–	–	180
Purchase of Class A treasury stock	–	–	–	–	(987)	(987)
Stock issued under employee stock purchase plan	1	507	–	–	–	508
Foreign currency translation adjustment	–	–	–	(311)	–	(311)
Issuance of Class A common stock under dividend reinvestment program	–	–	(17)	–	21	4
Cash dividends	–	–	(2,773)	–	–	(2,773)
Issuance of Class A common restricted shares to employees	–	78	–	–	–	78

Balance at December 31, 2002	$186	$85,922	$27,253	$(1,558)	$(22,036)	$89,767
Net income	–	–	16,984	–	–	16,984
Sale of Class A common stock	1	1,355	–	–	–	1,356
Purchase of Class A treasury stock	–	–	–	–	(2,278)	(2,278)
Stock issued under employee stock purchase plan	–	616	–	–	–	616
Foreign currency translation adjustment	–	–	–	2,645	–	2,645
Issuance of Class A common stock under dividend reinvestment program	–	–	(18)	–	23	5
Cash dividends	–	–	(2,758)	–	–	(2,758)
Issuance of Class A common restricted shares to employees	–	35	–	–	–	35

Balance at December 31, 2003	$187	$87,928	$41,461	$1,087	$(24,291)	$106,372
Net income	–	–	22,678	–	–	22,678
Sale of Class A common stock	3	3,672	–	–	–	3,675
Purchase of Class A treasury stock	–	–	–	–	(603)	(603)
Stock issued under employee stock purchase plan	1	750	–	–	–	751
Foreign currency translation adjustment	–	–	–	1,355	–	1,355
Issuance of Class A common stock under dividend reinvestment program	–	–	(19)	–	21	2
Cash dividends	–	–	(2,790)	–	–	(2,790)

Balance at December 31, 2004	$191	$92,350	$61,330	$2,442	$(24,873)	$131,440

See accompanying notes.

Schawk, Inc.
Notes to consolidated financial statements
(in thousands, except per share amounts)
Note 1. Basis of presentation and description of business
Schawk, Inc. including its subsidiaries (the Company) is a leading provider of digital imaging graphic services for the consumer products industry in North America, UK/ Europe and Asia. The Company focuses on providing these services to multi-national clients in three primary markets: consumer products packaging, advertising agencies and promotion.
The Company has collective bargaining agreements with production employees representing approximately 22% of its workforce. The significant contracts are with local units of the Graphic Communications International Union, the Communications, Energy & Paperworkers Union of Canada and the Amicus and GPMU union of the UK and expire in 2005 through 2009. The percentage of employee covered by contracts expiring within one year is approximately 14%.
Note 2. Summary of significant accounting policies
Principles of consolidation
The consolidated financial statements include the accounts of all wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Revenue recognition
The Company recognizes revenue at the later of delivery of the goods and/or services to the customer or the acceptance of the goods and/or services by the customer.
Cash equivalents
Cash equivalents include highly liquid debt instruments and time deposits with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market.
Accounts receivable and concentration of credit risk
The Company sells its products to a wide range of customers in the consumer products industry. The Company performs ongoing credit evaluations of its customers and does not require collateral. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses. The Company evaluates the collectibility of its accounts receivable based on the length of time the receivable is past due and its historic experience of write-offs. Trade accounts receivable are charged to the allowance when the Company determines that the receivable will not be collectible. Trade accounts receivable balances are determined to be delinquent when the amount is past due, based on the payment terms with the customer.
Inventories
Inventories are stated at the lower of cost or market. Certain inventories, which approximate 16% of total inventories in 2004 and 2003 are determined on the last in, first out (LIFO) cost basis. The remaining inventories are determined on the first in, first out (FIFO) cost basis.

Property and equipment
Property and equipment, including capitalized leases is stated at cost, less accumulated depreciation and amortization, and is being depreciated and amortized using the straight-line method over the estimated useful lives of the assets or the term of the leases, ranging from 3 to 40 years.
Goodwill
Effective January 1, 2002, the Company adopted Statements of Financial Accounting Standards No. (SFAS) 141 Business Combinations and No. 142 Goodwill and Other Intangible Assets. SFAS No. 142 does not permit goodwill and indefinite-lived intangibles to be amortized, but requires that these assets be reviewed at least annually for possible impairment.
The Company performed the required impairment test of goodwill and indefinite-lived intangible assets in 2004, 2003 and 2002. It was determined appropriate to consider the Company to be one reporting unit for purposes of this test. No impairment charge was required to be recorded in 2004, 2003 or 2002.
Long-lived assets
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. In accordance with SFAS 144, when events or conditions indicate a potential impairment, the Company evaluates the carrying value of long-lived assets, including intangible assets, based upon current and expected undiscounted cash flows, and recognizes an impairment when the estimated cash flows are less than the carrying value of the asset. See Note 5 for further information regarding impairment of long-lived assets.
Customer rebates
The Company has rebate agreements with certain customers. The agreements offer discount pricing based on volume over a multi-year period. The Company accrues the estimated rebates over the term of the agreement, reducing revenue and crediting a current liability account. At the end of the rebate accounting period, typically annually, the rebate is settled in cash and the accrued liability account is charged. The Company accounts for changes in the estimated rebate amounts as soon as it has determined that the estimated sales for the rebate period have changed.
Shipping and handling fees and costs
Shipping and handling fees billed to customers for product shipments are recorded in “Net sales” in the Consolidated Statements of Operations. Shipping and handling costs are included in inventory for jobs-in-progress and included in “Cost of sales” in the Consolidated Statements of Operations when jobs are completed and invoiced.
Income taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets arising from temporary differences and net operating losses will not be realized.
The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax reserves have been recorded when, in management’s judgment, it is not probable that the Company’s tax position will ultimately be sustained. While predicting the outcome of the audits involves uncertainty and requires estimates and informed judgments, we believe that the recorded tax liabilities are adequate and appropriate. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretation of regulations. Income tax expense is adjusted in the period in which these events occur or when the statute of limitations for a specific exposure item has expired.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Foreign currency translation
The Company’s foreign subsidiaries use the local currency as their functional currency. Accordingly, foreign currency assets and liabilities are translated at the rate of exchange existing at year-end and income and expense amounts are translated at the average of the monthly exchange rates. Adjustments resulting from the translation of foreign currency financial statements are included in accumulated comprehensive income (loss) as a component of stockholders’ equity.
Fair value of financial instruments
For purposes of financial reporting, the Company has determined that the fair value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximates book value based on terms available to the Company in financial markets at December 31, 2004 and 2003.
Comprehensive income
The components of comprehensive income, net of related tax, for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

Net income	$22,678	$16,984	$13,531
Foreign currency translation adjustments	1,355	2,645	(311)

Comprehensive income	$24,033	$19,629	$13,220

Stock based compensation
At December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 17. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the net income, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Year ended December 31

	2004	2003	2002

Net income, as reported	$22,678	$16,984	$13,531
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,064	719	865

Net income, pro forma	$21,614	$16,265	$12,666

Earnings per share
Basic	$1.05	$0.79	$0.63
Diluted	$1.01	$0.78	$0.62
Pro forma earnings per share
Basic	$1.00	$0.76	$0.59
Diluted	$0.96	$0.74	$0.58

Reclassifications
Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentations.
Note 3. New accounting principles
In December 2004, the FASB issued SFAS 123(R) (revised December 2004), “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first interim reporting period beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 123(R), and the impact on our consolidated financial position and results of operations.
Note 4. Restructuring and other charges
2002 Actions
During the third quarter of 2002, a total of 16 positions were eliminated at an east coast facility due to a decline in the advertising business. A provision for severance pay and other employee benefits in the amount of $421 was recorded. Although this staff reduction was not part of a formal restructuring plan, the charge for severance and other employee benefits was included in “Restructuring and other charges” on the Consolidated Statement of Operations. As of December 31, 2004, $392 of the severance pay provision has been paid; $29 remains unpaid and is included in accrued expenses on the Consolidated Balance Sheet.
There were no restructuring charges in 2003 or 2004.
Summary:

	2004	2003	2002

Restructuring and Other Charges
Severance and other employee termination costs	–	–	$421
Impairment Charges (see Note 5)
Computer equipment and software	–	–	1,851
Other	–	–	359

	–	–	2,210

Restructuring and Other Charges	–	–	$2,631

Note 5. Impairment of long-lived assets
In accordance with Statement of Financial Standards No. 144 (see note 2, Summary of Significant Accounting Policies), the Company reviews its long-lived assets for impairment when events or conditions indicate a potential impairment. During 2002, certain assets were taken out of service or their future cash flows were not sufficient to support the book value and an asset impairment charge of $2,210 was recorded and included in “Restructuring and Other Charges” on the Consolidated Statement of Operations. The assets involved in the 2002 impairment charge were primarily computer equipment and software.
Note 6. Acquisitions
On December 31, 2004, the Company acquired the operating assets and assumed certain liabilities of Weir Holdings Limited, a company registered under the laws of England, and its subsidiaries. Weir, which operates under the trade name “Winnetts”, is one of the leading providers of graphic services to consumer products companies, retailers and major print groups in the United Kingdom and European markets. The acquisition has resulted in the recognition of goodwill in the Company’s financial statements. The goodwill reflects the strategic fit and United Kingdom and European entry that the acquired business brings to the Company’s existing operations. Since the acquisition occurred on December 31, 2004, there are no results of operations of Weir included in the Consolidated Statement of Operations for the year ended December 31, 2004.
The purchase price of $23,032 consisted of $22,086 paid in cash to an escrow account for the benefit of the seller at closing and $946 in acquisition-related professional fees. In addition, $975 was paid to the escrow account at closing to be used for potential purchase price adjustments upon completion of final accounting and for accrued legal fees. The additional amount paid to escrow is included in Other Assets in the Consolidated Balance Sheet at December 31, 2004. The Company also recorded a restructuring reserve, primarily for employee severance and lease abandonment expenses, in the amount of $2,500, based on preliminary plans for consolidation of certain operating facilities of the acquired business.
The Company recorded the purchase price allocation based upon a preliminary tangible and intangible asset appraisal that will be finalized during 2005. A summary of the preliminary estimated fair values assigned to the acquired assets as of December 31, 2004 is as follows:

Trade accounts receivable	$6,460
Inventory	1,340
Other current assets	1,231
Deferred income tax asset	750
Fixed assets	9,078
Customer relationship intangible asset	8,717
Goodwill	5,939
Current liabilities	(7,519)
Capital leases	(464)
Reserve for restructuring	(2,500)

Net cash consideration	$23,032

The purchase price allocation for this acquisition has not been finalized. The Company will adjust the preliminary purchase price allocation upon the completion of the tangible and intangible asset appraisal now in process and upon finalization of the Company’s restructuring plan.
The preliminary weighted-average amortization period of the customer relationship intangible asset is 9 years. The intangible asset amortization expense, based on the preliminary allocation, will be $969 annually for each of the five fiscal years beginning with 2005. The amount allocated to goodwill per the purchase price allocation is expected to be tax-deductible.
The following table summarizes unaudited pro forma financial information assuming the Winnetts acquisition had occurred on January 1, 2004. This unaudited pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on that date and should not be taken as representative of our future consolidated results of operations. The Company has not finalized its integration plan. Accordingly, this pro forma information does not include all costs related to the integration. When the costs are determined, they will either increase the amount of the goodwill recorded or decrease net income, depending on the nature of the costs.

	2004	2003

Sales	$276,150	$236,831
Net income	22,484	18,633
Net income per share, basic	$1.04	$0.87
Net income per share, diluted	$1.00	$0.85

The Company acquired certain assets and assumed certain liabilities of the Virtualcolor division of Fort Dearborn Company, located in Elk Grove Village, Illinois, effective as of January 1, 2004. Virtualcolor is a provider of digital imaging graphic services and has been merged with an existing Company facility. The acquisition has resulted in the recognition of goodwill in the Company’s financial statements; this goodwill arises because the purchase price reflects the complimentary strategic fit and resulting synergy that the acquired business brings to the Company’s existing operations.
The results of operations of Virtualcolor from acquisition date are included in the Consolidated Statement of Operations for the year ended December 31, 2004. Pro forma results of operations for the year ended December 31, 2003 are not presented due to the lack of financial information specific to the acquired operation in prior periods.
The purchase price of $4,929 consisted of $4,859 paid in cash to the seller at closing and $70 in acquisition-related legal fees. In addition, there is contingent additional purchase price of $1,600, which was paid to an escrow account pending settlement of the purchase price adjustments specified in the acquisition agreement. The amount paid to escrow is included in Other Assets in the Consolidated Balance Sheet at December 31, 2004.
The Company recorded the purchase price allocation based upon a tangible and intangible asset appraisal that was completed during the second quarter of 2004. A summary of the estimated fair values assigned to the acquired assets is as follows:

Inventory	$683
Machinery and equipment	150
Employee liabilities assumed	(121)
Customer relationship intangible asset	2,300
Non-compete intangible asset	100
Goodwill	1,817

Net cash consideration	$4,929

The weighted-average amortization period of the customer relationship intangible asset is 19 years. The amortization period of the non-compete intangible asset is five years. The intangible asset amortization expense was $154 for the year ended December 31, 2004 and will be $154 annually for each of the four fiscal years beginning with 2005.
The contingent purchase price of $1,600, which was paid to an escrow account, is conditional upon the performance of the acquired business over a three-year period. The purchase price allocation will be adjusted to include the additional purchase price if the conditions have been satisfied.
The Company also completed two acquisitions during the fourth quarter of 2003, acquiring 100% of the capital stock of Blue Mint Associates, Inc. and certain assets of Pixxon, Inc. Both operations are located in San Francisco, California and provide the Company with an entry into the West coast design and digital imaging graphic services markets. The base purchase price of the 2003 acquisitions was $2,200, with up to $3,300 in additional payments contingent upon the performance of the acquired businesses over a three-year period. In addition, $28 of contingent purchase price related to a prior acquisition was paid. At year-end 2003, the Company allocated the purchase price to the estimated fair value of the net assets acquired, pending the results of a tangible and intangible asset appraisal that was in process. The preliminary purchase price allocation resulted in the recording of $1,460 of goodwill.
In 2004 the Company completed the tangible and intangible asset appraisal of the 2003 acquisitions and adjusted the preliminary purchase price allocation recorded at the end of 2003. Also during 2004, $247 and $80 of purchase price adjustments were paid related to the Blue Mint and Pixxon acquisitions, respectively, as well as $991 of additional purchase price pursuant to the contingency provisions of the Blue Mint purchase contract. In addition, $313 of additional contingent purchase price was accrued at year-end 2004 pursuant to the contingency provisions of the Pixxon purchase contract.
A summary of the adjusted fair values assigned to the acquired assets is as follows:

Fair value of assets acquired, net of cash received	$996
Customer relationship intangible asset	500
Non-compete intangible asset	60
Goodwill	2,245

Net cash consideration	$3,801

The amortization periods of the customer relationship intangible asset and the non-compete intangible asset are seven years and five years, respectively. The intangible asset amortization expense was $83 for the year ended December 31, 2004 and will be $83 annually for each of the four fiscal years beginning with 2005.
The purchase price allocation will be adjusted to include additional amounts due pursuant to the contingent purchase price provisions of the acquisition agreements if the conditions are met.
Note 7. Related party transactions
A receivable of approximately $88 and $38 from Geneva Waterfront, Inc., which is owned by a stockholder of the Company, is included in other assets at December 31, 2004 and December 31, 2003, respectively.
During the second quarter of 2002, the Company sold a building used for storage to the Chairman of the Board, the majority stockholder of the Company. The building was sold for $750, which resulted in a gain of $145, included in “Cost of sales” on the Consolidated Statements of Operations. An independent appraisal was obtained and the building was sold for more than the appraised value. The independent members of the Board of Directors approved this transaction.
The Company also leases land and a building from a related party. See Note 15— Leases and Commitments.
Note 8. Inventories
Inventories consist of the following:

	December 31,

	2004	2003

Raw materials	$3,768	$2,129
Work in process	7,653	7,033

	11,421	9,162
Less: LIFO reserve	(1,082)	(1,077)

	$10,339	$8,085

Note 9. Property and equipment
Property and equipment consists of the following:

	December 31,

	2004	2003

Land and improvements	$725	$715
Buildings and improvements	14,815	13,171
Machinery and equipment	71,112	68,623
Leasehold improvements	15,716	9,931
Computer software	13,731	11,355

	116,099	103,795
Accumulated depreciation and amortization	(69,668)	(67,423)

	$46,431	$36,372

Note 10. Intangible assets
Intangible assets, resulting primarily from acquisitions accounted for under the purchase method of accounting, consists of the following. Included in the customer relationship total is $8,717 which represents an estimate of the customer relationship asset for the Weir Holdings asset acquisition on December 31, 2004, based on a preliminary purchase price allocation. This amount will be adjusted in 2005 when the purchase price allocation is finalized.

	December 31,

	2004	2003

Customer relationships	$12,632	$1,111
Non-compete agreements	681	535
Patents	311	295

	13,624	1,941
Accumulated amortization	(870)	(29)

	$12,754	$1,912

The weighted average life of the intangible assets is 10.3 years. Amortization expense related to the intangible assets totaled $841 and $29 in 2004 and 2003, respectively. There was no amortization in 2002. Future amortization expense for each of the next five fiscal years beginning in 2005 is expected to be $1,277 excluding any incremental expense that could result if we consummate future acquisitions.

Note 11. Accrued expenses
Accrued expenses consist of the following:

	December 31,

	2004	2003

Accrued compensation and payroll taxes	$13,102	$8,246
Accrued customer rebates	1,059	1,699
Accrued professional fees	2,765	397
Accrued interest	178	148
Accrued property taxes	518	473
Restructuring reserve	2,514	105
Other	6,442	2,936

	$26,578	$14,004

Note 12. Debt
Long-term debt consists of the following:

	December 31,

	2004	2003

Series A senior note payable— Tranche A	$15,000	$15,000
Series A senior note payable— Tranche B	10,000	0
Series B senior note payable	6,000	12,000
U.S. bank credit agreement	14,500	0

	45,500	27,000
Less amounts due in one year or less	(6,000)	(6,000)

	$39,500	$21,000

The Series A note— Tranche A bears interest at 4.90% and is payable in annual installments of $2,143 from 2007 to 2013. The Series A note— Tranche B bears interest at 4.98% and is payable in annual installments of $1,429 from 2008 to 2014. Both series of notes were issued pursuant to the Company’s private placement Note Purchase Agreement dated December 23, 2003 and are unsecured. The notes may be prepaid in whole or in part at any time.
The Series B note bears interest at 6.98% and the final annual installment of $6,000 is payable in 2005. The note may be prepaid in whole or in part at any time.
The borrowings under the bank credit agreement are unsecured and are at a floating rate of interest over the Federal Funds or Eurocurrency rates based upon certain financial ratios. The effective interest rate on borrowings under this agreement was 3.07% at December 31, 2004. The credit agreement provides maximum borrowings of $30,000 and expires on June 11, 2009. The bank credit agreement in effect at December 31, 2004 was replaced on January 28, 2005 by a $100,000 credit agreement related to the Company’s January 31, 2005 acquisition. See Note 21— Subsequent Events for more information.

Borrowings under the above agreements are subject to certain restrictive covenants, including working capital, fixed charge coverage, funded debt and leverage ratios. The Company is in compliance with all required covenants at December 31, 2004.
Annual maturities of long-term debt at December 31, 2004 are as follows:

2005	$6,000
2006	0
2007	2,143
2008	3,571
2009	18,071
Thereafter	15,715

$45,500

Note 13. Stockholders’ equity
Stockholders’ equity includes the following:

	December 31,

	2004	2003

Common stock:
Class A voting, $0.008 par value, 40,000,000 shares authorized; 24,025,915 and 23,602,330 shares issued at December 31, 2004 and 2003, respectively; 21,816,879 and 21,435,877 shares outstanding at December 31, 2004 and 2003, respectively	$191	$187

Treasury stock:
2,209,036 and 2,166,443 shares of Class A common stock at December 31, 2004 and 2003, respectively	$24,873	$24,291

Note 14. Income taxes
The provision (credit) for income taxes is comprised of the following:

	Years ended December 31,

	2004	2003	2002

Current:
Federal	$11,205	$9,088	$4,283
State	186	1,057	450
Foreign	1,162	1,052	973

	12,553	11,197	5,706
Deferred:
Federal	663	(487)	858
State	298	(57)	95
Foreign	(172)	(373)	(456)

	789	(917)	497

Total	$13,342	$10,280	$6,203

Components of deferred income tax assets and liabilities are as follows:

	December 31,

	2004	2003

Current deferred income taxes:
Inventory	$40	$44
Accruals and reserves not currently deductible	1,367	1,432
Foreign deferred taxes	946	610

Net current asset	$2,353	$2,086

Noncurrent deferred income taxes:
Property and equipment	$(3,282)	$(1,885)
Goodwill on asset acquisitions	(1,218)	(917)
Other	(2,195)	(2,906)

Net noncurrent liability	$(6,695)	$(5,708)

Reconciliation between the provision for income taxes for continuing operations computed by applying the federal statutory tax rate to income before incomes taxes and the actual provision is as follows:

	Year
	ended December 31,

	2004	2003	2002

Income taxes at statutory rate	35.0%	35.0%	35.0%
Nondeductible expenses	.2	(.1)	.5
State income taxes	3.0	1.9	1.8
Foreign rate differential	1.2	.9	1.6
Reduction of accrual for prior year taxes	–	–	(4.8)
Prior year state refunds received	(2.4)	–	(2.7)

	37.0%	37.7%	31.4%

The domestic and foreign components of income before income taxes is as follows:

	2004	2003	2002

Domestic	$32,923	$25,404	$18,289
Foreign	3,097	1,860	1,424

Total	$36,020	$27,264	$19,713

The undistributed earnings of foreign subsidiaries were approximately $10,837 and $7,645 at December 31, 2004 and 2003, respectively. No income taxes are provided on the undistributed earnings because they are considered permanently reinvested.
On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we have not decided whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S.
Note 15. Leases and commitments
The Company leases land and a building in Des Plaines, Illinois from a related party. Total rent expense incurred under this operating lease was $673 in 2004 and $660 in 2003 and 2002.
The Company leases various plant facilities and equipment under operating leases that cannot be cancelled and expire at various dates through September 2023. Total rent expense incurred under all operating leases was approximately $5,149, $4,553, and $4,049, for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum payments under leases with terms of one year or more are as follows at December 31, 2004

	Capital	Operating
	leases	leases

2005	$742	$5,970
2006	486	4,636
2007	17	4,059
2008	–	3,552
2009	–	2,728
Thereafter	–	11,700

	$1,245	$32,645

Less: Amounts representing interest	98

	1,147
Less: Current portion	683

	$464

The Company has a deferred compensation agreement with the Chairman of the Board dated June 1, 1983 which was ratified and included in a restated employment agreement dated October 1, 1994. The agreement provides for deferred compensation for 10 years equal to 50% of final salary and was modified on March 9, 1998 to determine a fixed salary level for purposes of this calculation. The Company has a deferred compensation liability equal to $815 at both December 31, 2004 and December 31, 2003. The liability was calculated using the net present value of ten annual payments at a 6% discount rate assuming, for calculation purposes only, that payments begin one year from the balance sheet date.
Note 16. Employee benefit plans
The Company has various defined contribution plans for the benefit of its employees. The plans provide a 100% match of employee contributions based on a discretionary percentage determined by management. The matching percentage of wages (as defined) was 5.0% in 2004, 4.5% in 2003 and 4.0% in 2002. Contributions to the plans were $1,942, $1,600 and $1,403 in 2004, 2003 and 2002, respectively.
The Company is required to contribute to certain defined benefit union pension plans under various labor contracts covering union employees. Pension expense related to the union plans, which is determined based upon payroll data, was approximately $984, $979 and $949 in 2004, 2003 and 2002, respectively.
The Company established an employee stock purchase plan on January 1, 1999 that permits employees to purchase common shares of the Company through payroll deductions. The Company issues new shares at a discount of 15%, based upon the lower of the beginning-of-quarter or end-of-quarter closing market price of the Company stock. The number of shares issued for this plan was 63 in 2004, 59 in 2003 and 51 in 2002. The discount from market value for the shares issued was $132 in 2004, $92 in 2003 and $76 in 2002.

Note 17. Stock/equity option plans
The Company has an Equity Option Plan that provides for the granting of options to purchase up to 5,252 shares of Class A common stock to key employees. The Company has also adopted an Outside Directors’ Formula Stock Option Plan authorizing unlimited grants of options to purchase shares of Class A common stock to outside directors. Options granted under these plans have an exercise price equal to the market price of the underlying stock at the date of grant and are exercisable for a period of ten years from the date of grant and vest over a three-year period.
A summary of options outstanding at each of the three years ended December 31, 2004, 2003 and 2002, and other data for the three years then ended under all option plans is as follows:

	Outstanding options
	of Class A	Weighted average
	common stock	exercise price

Balance, December 31, 2001	1,934	9.42
Granted	626	9.66
Exercised	(18)	8.59
Cancelled	–	–

Balance, December 31, 2002	2,542	9.48

Granted	530	9.31
Exercised	(177)	8.77
Cancelled	–	–

Balance, December 31, 2003	2,895	9.49

Granted	576	14.21
Exercised	(360)	10.20
Cancelled	(28)	9.47

Balance December 31, 2004	3,083	$10.29

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options outstanding			Options exercisable

		Weighted average	Weighted		Weighted
		remaining	average		average of
Range of	Number	contractual life	exercise	Number	exercisable
exercise price	outstanding	(years)	price	exercisable	price

$ 6.00-$ 7.50	35	1.0	$7.00	35	$7.00
7.51- 9.00	752	4.5	8.23	752	8.23
9.01- 10.50	1,438	6.7	9.48	1,271	9.52
10.51- 12.00	203	4.2	11.31	197	11.33
12.01- 13.50	20	9.4	12.98	7	12.98
13.51- 15.00	635	8.5	14.32	262	14.43

	3,083			2,524

Options available for grant under the plans were 1,646, 2,195 and 2,725 at December 31, 2004, 2003 and 2002, respectively. Options exercisable under the plans were 2,524, 2,334, and 1,991 in 2004, 2003 and 2002 respectively. The weighted-average fair values of options granted during 2004, 2003, and 2002 were $3.64 per share, $2.22 per share and $2.37 per share, respectively.
The Company accounts for its plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the net income, as all options granted under this plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The table in Note 2 illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting For Stock-based Compensation”, to stock-based employee compensation.
The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

	2004	2003	2002

Expected dividend yield	0.90%	1.30%	1.30%
Expected stock price volatility	16.60%	16.40%	17.20%
Risk-free interest rate range	4.0%	4.0%	4.0%
Weighted-average expected life of options	7 years	7 years	7 years

Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in management’s opinion, the existing method does not necessarily provide a reliable single measure of the fair value of its employee stock options.
Note 18. Earnings per share
Basic earnings per share and diluted earnings per share are shown on the face of the statement of operations. Basic earnings per share is computed by dividing net income by the weighted average shares outstanding for the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalent shares outstanding (stock options) for the year.
The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002

Net Income	$22,678	$16,984	$13,531

Weighted average shares	21,603	21,379	21,469
Effect of dilutive employee stock options	912	460	206

Adjusted weighted average shares and assumed conversions	22,515	21,839	21,675

Basic earnings per share	$1.05	$0.79	$0.63
Diluted earnings per share	$1.01	$0.78	$0.62

Options to purchase 68 shares of Class A common stock at exercise prices ranging from $14.66-$15.00 per share were outstanding at December 31, 2004 but were not included in the computation of diluted earnings per share because the options were anti-dilutive. The options expire at various dates through December 31, 2014.
Options to purchase 323 shares of Class A common stock at exercise prices ranging from $11.50-$15.00 per share were outstanding at December 31, 2003 but were not included in the computation of diluted earnings per share because the options were anti-dilutive. The options expire at various dates through December 31, 2013.
Options to purchase 358 shares of Class A common stock at exercise prices ranging from $10-$15 per share were outstanding at December 31, 2002 but were not included in the computation of diluted earnings per share because the options were anti-dilutive. The options expire at various dates through December 31, 2012.
Note 19. Geographic reporting
The Company operates a single business segment, Digital Imaging Graphic Arts. During 2004, the Company operated primarily in two geographic areas, the United States and Canada. Assets in the UK and Europe in 2004 resulted from the acquisition of the operating assets of Weir Holdings at December 31, 2004. Summary financial information for continuing operations by geographic area for 2004, 2003 and 2002 is as follows:

			UK and	Other
	United States	Canada	Europe	foreign	Total

2004
Sales	$190,983	$33,398	–	$13,964	$238,345
Long-lived assets	87,863	19,196	$23,734	7,144	137,937
Net assets	121,329	12,479	–	(2,368)	131,440
2003
Sales	$159,861	$30,648	–	$10,522	$201,031
Long-lived assets	78,807	16,999	–	7,739	103,545
Net assets	98,588	10,192	–	(2,408)	106,372
2002
Sales	$153,056	$25,448	–	$7,685	$186,189
Long-lived assets	81,400	15,940	–	8,452	105,792
Net assets	84,162	7,187	–	(1,582)	89,767

Long-lived assets are non-current assets that are identified with the operations in each geographic area.
Note 20. Other income
For the year ended December 31, 2004, there were no items included in Other income on the Consolidated Statement of Operations.
For the year ended December 31, 2003, the items included in Other income on the Consolidated Statement of Operations were: 1) a distribution in the amount of $303 representing the Company’s share of a gain from the sale of a mutual insurance company, of which the Company was a policyholder, 2) a favorable litigation settlement of $371, 3) proceeds of a life insurance policy on a former employee in the amount of $382, and

4) $500 resulting from the reversal of an indemnity reserve related to a prior disposition, for which the indemnity period had expired.
For the year ended December 31, 2002, the amount included in Other income on the Consolidated Statement of Operations represented a favorable litigation settlement.
Note 21. Subsequent events
On January 31, 2005, the Company completed the previously announced acquisition of all of the outstanding stock of KAGT Holdings, Inc. KAGT Holdings is the parent of Seven Worldwide, Inc, a graphics services company with operations in North America, Europe, and the Asia-Pacific region. Seven Worldwide, formerly known as Applied Graphics Technologies, Inc., has revenues of approximately $370,000, fits well with the Company’s existing operations and will provide entry for the Company into new markets and geographic regions. The Company expects to realize significant operating synergies as a result of this acquisition through consolidation of duplicate facilities and reduced operating expenses. The Company anticipates that a restructuring reserve, principally for employee severance and lease abandonment expenses, will be recorded in connection with this acquisition.
The purchase price of $191,000 was paid in cash of $122,400 at closing and by issuance of 4,000 shares of the Company’s Class A common stock with a value of $68,600.
The purchase price allocation of this acquisition has not been completed. The Company will allocate the purchase price to the fair value of the net assets acquired upon completion of a tangible and intangible asset appraisal and integration plan now in process.
In connection with the Company’s financing of the Seven Worldwide acquisition, the Company entered into a credit agreement dated January 28, 2005 with JPMorgan Chase Bank, N.A. The credit agreement provides for a five-year revolving unsecured credit facility of $100,000, with an accordion feature that allows the facility to increase to $125,000, with interest at LIBOR plus a margin based on the Company’s cash flow leverage ratio.
Also on January 28, 2005, the Company entered into a Note Purchase and Private Shelf Agreement with Prudential Investment Management Inc, pursuant to which the Company sold $50,000 in a series of three Senior Notes. The first note, in the amount of $10 million, will mature in 2010 and bears interest at 4.81%. The second and third notes, each in the amount of $20 million, mature in 2011 and 2012, respectively, and bear interest at the rate of 4.99% and 5.17%, respectively.

Note 22. Quarterly financial data (unaudited)
Unaudited summarized financial data by quarter for 2004 and 2003 is as follows:

(in thousands,
except per	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
share amounts)	2003	2003	2003	2003	2004	2004	2004	2004

Net sales	$48,705	$51,635	$50,500	$50,191	$52,077	$64,456	$62,245	$59,567
Cost of sales	27,849	30,947	29,864	31,101	31,310	37,025	34,027	34,655

Gross Profit	20,856	20,688	20,636	19,090	20,767	27,431	28,218	24,912
Net income	$4,201	$4,578	$4,309	$3,896	$3,627	$6,621	$7,317	$5,113

Earnings per share
Basic	$0.20	$0.21	$0.20	$0.18	$0.17	$0.31	$0.34	$0.23
Diluted	0.19	0.21	0.20	0.18	0.16	0.30	0.33	0.22

Prior-year amounts have been reclassified to conform to current-year presentation

Schawk, Inc.
Schedule II — Valuation and qualifying accounts
Allowance for doubtful accounts

	Year ended December 31

	2004	2003	2002

	(In thousands)
Balance beginning of year	$1,595	$1,269	$813
Provision	752	613	745
Deductions(1)	574	287	289

Balance end of year	$1,773	$1,595	$1,269

(1)	Uncollectible accounts written off, net of recoveries.

Schawk, Inc.
Condensed consolidated balance sheets

	September 30,	December 31,
(in thousands, except share amounts)	2005	2004

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,064	$7,268
Trade accounts receivable, less allowance for doubtful accounts of $5,565 at September 30, 2005 and $1,773 at December 31, 2004	137,614	56,332
Inventories	32,968	10,339
Prepaid expenses and other	10,453	4,702
Refundable income taxes	1,021	1,832
Deferred income taxes	16,467	2,353

Total current assets	208,587	82,826
Property and equipment, less accumulated depreciation of $76,989 at September 30, 2005 and $69,668 at December 31, 2004	91,475	46,431
Goodwill	212,681	71,720
Intangible assets, net	53,909	12,754
Other assets	7,013	7,032

Total assets	$573,665	$220,763

Liabilities and stockholders’ equity

Current liabilities:
Trade accounts payable	$23,588	$8,424
Accrued expenses	71,875	26,578
Income taxes payable	15,101	–
Current portion of long-term debt and capital lease obligations	541	6,683

Total current liabilities	111,105	41,685
Long-term debt	180,959	39,500
Capital lease obligations	70	464
Other	15,604	979
Deferred income taxes	40,577	6,695
Stockholders’ equity:
Common stock, $0.008 par value, 40,000,000 shares authorized, 28,386,779 and 24,025,915 shares issued at September 30, 2005 and December 31, 2004, respectively; 26,146,814 and 21,816,879 shares outstanding at September 30, 2005 and December 31, 2004, respectively	225	191
Additional paid-in capital	168,265	92,350
Retained earnings	80,981	61,330
Accumulated comprehensive income	1,465	2,442

	250,936	156,313
Treasury stock, at cost, 2,239,965 and 2,209,036 shares of common stock at September 30, 2005 and December 31, 2004, respectively	(25,586)	(24,873)

Total stockholders’ equity	225,350	131,440

Total liabilities and stockholders’ equity	$573,665	$220,763

See accompanying notes.

Schawk, Inc.
Condensed consolidated statements of operations

	Three months ended
	September 30,

(in thousands, except per share amounts) (unaudited)	2005	2004

Net sales	$165,343	$62,245
Cost of sales	107,388	34,027
Selling, general, and administrative expenses	39,760	16,562
Acquisition integration expenses	1,971	–

Operating income	16,224	11,656
Other income (expense)
Interest income	103	126
Interest expense	(2,452)	(519)
Other income	21	–

	(2,328)	(393)

Income before income taxes	13,896	11,263
Income tax provision	5,136	3,946

Net income	$8,760	$7,317

Earnings per share:
Basic	$0.34	$0.34
Diluted	$0.32	$0.33
Weighted average number of common and common equivalent shares outstanding— diluted	27,705	22,511
Dividends per common share	$0.0325	$0.0325

See accompanying notes.

Schawk, Inc.
Condensed consolidated statements of operations

	Nine months ended
	September 30,

(in thousands, except per share amounts) (unaudited)	2005	2004

Net sales	$454,742	$178,778
Cost of sales	297,251	102,362
Selling, general, and administrative expenses	111,869	47,516
Acquisition integration expenses	4,043	–

Operating income	41,579	28,900
Other income (expense)
Interest income	254	127
Interest expense	(6,875)	(1,497)
Other income	507	–

	(6,114)	(1,370)

Income before income taxes	35,465	27,530
Income tax provision	13,289	9,965

Net income	$22,176	$17,565

Earnings per share:
Basic	$0.88	$0.82
Diluted	$0.83	$0.79
Weighted average number of common and common equivalent shares outstanding— diluted	26,761	22,370
Dividends per common share	$0.0975	$0.0975

See accompanying notes.

Schawk, Inc.
Condensed consolidated statements of cash flows

	Nine months ended
	September 30,

(in thousands) (unaudited)	2005	2004

Operating activities
Net income	$22,176	$17,565
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	20,100	9,450
Deferred income taxes	151	(796)
Loss (gain) realized on sale of property and equipment	187	45
Tax benefit from stock options exercised	1,524	–
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(10,082)	(14,398)
Inventories	(2,625)	(108)
Prepaid expenses and other	(777)	(1,311)
Trade accounts payable and accrued expenses	(18,666)	3,242
Other liabilities	(2,700)	–
Income taxes refundable/payable	4,890	1,755

Net cash provided by operating activities	14,178	15,444
Investing activities
Proceeds from sales of property and equipment	2,523	192
Capital expenditures	(14,554)	(8,256)
Acquisitions, net of cash acquired	(204,453)	(5,243)
Contingent acquisition purchase price received from (paid to) escrow account	890	(1,600)
Other	(280)	(290)

Net cash used in investing activities	(215,874)	(15,197)
Financing activities
Proceeds from debt	151,180	18,700
Principal payments on debt	(15,730)	(14,700)
Principal payments on capital lease obligations	(577)	(45)
Payment of deferred loan fees	(636)	–
Common stock dividends	(2,525)	(2,086)
Purchase of common stock	(726)	(603)
Issuance of common stock	74,438	3,086

Net cash provided by financing activities	205,424	4,352

Effect of foreign currency rate changes	(932)	130

Net increase in cash and cash equivalents	2,796	4,729
Cash and cash equivalents beginning of period	7,268	5,227

Cash and cash equivalents end of period	$10,064	$9,956

Supplementary disclosure of cash flow information
Cash paid for interest	$4,340	$1,144
Cash paid for income taxes	8,134	8,987

See accompanying notes.

Schawk, Inc.
Notes to condensed consolidated interim financial statements
(unaudited)
(in thousands of dollars, except per share data)
Note 1. Basis of presentation
The consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although Schawk, Inc. (the Company) believes the disclosures included are adequate to make the information presented not misleading. In addition, certain prior year amounts have been reclassified to conform to the current year presentation. In the opinion of management, all adjustments necessary for a fair presentation for the periods presented have been reflected and are of a normal recurring nature. These financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the three years ended December 31, 2004, as filed with its 2004 annual report on Form 10-K.
Note 2. Interim results
Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.
Note 3. Description of business
The Company is a leading independent provider of digital imaging graphic services to the global consumer products packaging, retail, point of sale, advertising, entertainment and promotional markets. The Company provides clients, at their option, access to a fully integrated or modular set of products and services on a global or local basis. The Company has been in operation since 1953 and is incorporated under the laws of the State of Delaware. The Company presently has operations in North America (U.S., Canada and Mexico), Asia (Singapore, China, Japan, Thailand and Malaysia), Europe (United Kingdom, Belgium and Spain), India and Australia.
The Company’s services include brand strategy, creative design, tactical design and adaptive design. The Company’s services also include both digital and analog image database archival and management as well as 3D imaging for package design, large format printing, digital photography, workflow management consulting services, and various related outsourcing and graphics arts consulting services. The Company’s facilities produce conventional, electronic and desktop color separations, creative design, art production, electronic retouching, conventional and digital plate making and digital press proofs. The Company has particular expertise in preparing color images for high volume print production runs of consumer products packaging. The Company functions as a vital interface between its Fortune 1000 consumer products clients, their creative designers and their converters or printers in assuring the production of consistent, high quality packaging materials in increasingly shorter turnaround and delivery times.

Note 4. Inventories
Inventories consist of the following:

	September 30,	December 31,
	2005	2004

Raw materials	$4,455	$3,768
Work in process	29,595	7,653

	34,050	11,421
Less: LIFO reserve	(1,082)	(1,082)

	$32,968	$10,339

Note 5. Earnings per share
Basic earnings per share and diluted earnings per share are shown on the Consolidated Statements of Operations. Basic earnings per share are computed by dividing net income by the weighted average shares outstanding for the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and common stock equivalent shares outstanding (stock options) for the period.
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30,

	2005	2004

Net income	$8,760	$7,317

Weighted average shares	26,111	21,657
Effect of dilutive stock options	1,594	854

Adjusted weighted average shares and assumed conversions	27,705	22,511

Basic earnings per share	$0.34	$0.34

Diluted earnings per share	$0.32	$0.33

	Nine months ended
	September 30,

	2005	2004

Net income	$22,176	$17,565

Weighted average shares	25,334	21,548
Effect of dilutive stock options	1,427	822

Adjusted weighted average shares and assumed conversions	26,761	22,370

Basic earnings per share	$0.88	$0.82

Diluted earnings per share	$0.83	$0.79

Note 6. Segment reporting
The Company operates in a single business segment, Digital Imaging Graphic Arts. The Company operates primarily in three geographic areas, the United States, Europe and Canada. Summary financial information by geographic area is as follows:

	Three months ended September 30, 2005

				Other
	United States	Canada	Europe	foreign	Total

Sales	$129,079	$9,358	$20,089	$6,817	$165,343
Long-lived assets	314,766	19,081	24,570	6,661	365,078
Net Assets	209,211	15,724	1,281	(866)	225,350

	Three months ended September 30, 2004

				Other
	United States	Canada	Europe	foreign	Total

Sales	$50,617	$7,635	–	$3,993	$62,245
Long-lived assets	84,076	17,490	–	7,302	108,868
Net Assets	115,956	11,072	–	(2,342)	124,686

	Nine months ended September 30, 2005

				Other
	United States	Canada	Europe	foreign	Total

Sales	$348,283	$26,290	$63,260	$16,909	$454,742
Long-lived assets	314,766	19,081	24,570	6,661	365,078
Net Assets	209,211	15,724	1,281	(866)	225,350

	Nine months ended September 30, 2004

				Other
	United States	Canada	Europe	foreign	Total

Sales	$145,257	$23,192	–	$10,329	$178,778
Long-lived assets	84,076	17,490	–	7,302	108,868
Net Assets	115,956	11,072	–	(2,342)	124,686

Note 7. Comprehensive income
The components of comprehensive income, net of related tax, for the quarter and nine months ended September 30, 2005 and 2004, respectively, are as follows:

	Three months ended
	September 30,

	2005	2004

Net income	$8,760	$7,317
Foreign currency translation adjustments	115	1,042

Comprehensive income	$8,875	$8,359

	Nine months ended
	September 30,

	2005	2004

Net income	$22,176	$17,565
Foreign currency translation adjustments	(977)	352

Comprehensive income	$21,199	$17,917

Note 8. Stock based compensation
The Company has an Equity Option Plan that provides for the granting of options to purchase up to 5,252 shares of Class A common stock to key employees. The Company has also adopted an Outside Directors’ Formula Stock Option Plan authorizing unlimited grants of options to purchase shares of Class A common stock to outside directors. Options granted under these plans have an exercise price equal to the market price of the underlying stock at the date of grant and are exercisable for a period of ten years from the date of grant and vest over a three-year period.
The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the net income, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Three months ended
	September 30,

	2005	2004

Net income, as reported	$8,760	$7,317
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(259)	(178)

Net income, pro forma	$8,501	$7,139

Earnings per share
Basic	$0.34	$0.34
Diluted	$0.32	$0.33
Pro forma earnings per share
Basic	$0.33	$0.33
Diluted	$0.31	$0.32

	Nine months ended
	September 30,

	2005	2004

Net income, as reported	$22,176	$17,565
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,249)	(917)

Net income, pro forma	$20,927	$16,648

Earnings per share
Basic	$0.88	$0.82
Diluted	$0.83	$0.79
Pro forma earnings per share
Basic	$0.83	$0.77
Diluted	$0.78	$0.74

In December 2004, the FASB issued SFAS 123(R) (revised December 2004), “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the fair value at the grant date resulting from all share-based payment transactions be recognized in the financial statements. Further, SFAS 123(R) requires entities to apply a fair-value based measurement method in accounting for these transactions. This value is recorded over the vesting period. This statement is effective for the first fiscal year beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 123(R), and the impact on its consolidated financial position and results of operations.
Note 9. Acquisitions
On January 31, 2005, the Company completed its acquisition of 100% of the outstanding stock of Seven Worldwide Holdings, Inc., formerly known as KAGT Holdings, Inc. Seven Worldwide

Holdings was the parent of Seven Worldwide, Inc, a graphics services company with operations in North America, Europe, and the Asia-Pacific region. The results of operations of Seven Worldwide, Inc. for the periods July 1, 2005 through September 30, 2005 and February 1 through September 30, 2005 are included in the Consolidated Statement of Operations for the three and nine month periods ended September 30, 2005, respectively. The acquisition resulted in the recognition of goodwill in the Company’s financial statements because the purchase price reflects the complimentary strategic fit that the acquired business brings to the Company’s existing operations. The Company expects to realize significant operating synergies as a result of this acquisition through consolidation of duplicate facilities and reduced operating expenses. The goodwill is not expected to be deductible as an operating expense for tax purposes.
The purchase price of $210,042 consisted of $135,566 paid in cash at closing, $3,956 of acquisition-related professional fees and the issuance of 4,000 shares of the Company’s Class A common stock with a value of $70,520, based on the average market price of the Company’s common stock for the five day period beginning two business days before the execution of the acquisition agreement. Included in the purchase price were cash of $5,993 and 448 shares of the Company’s Class A common stock, valued at $7,892, paid to the KAGT Holdings, Inc. Rabbi Trust, to be allocated to the subaccounts of certain stockholders and Seven Worldwide executives under the KAGT Holdings, Inc 2005 Deferred Compensation Plan. The assets of the Rabbi Trust were distributed to the participants in the KAGT Holdings, Inc. Deferred Compensation Plan during the second quarter of 2005.
The Company has recorded a preliminary purchase price allocation based upon a tangible and intangible asset appraisal that is in progress and will adjust the allocation as needed upon completion of the appraisal. A summary of the preliminary estimated fair values assigned to the acquired assets is as follows:

Trade accounts receivable	$71,200
Inventory	20,004
Other current assets	5,900
Fixed assets	51,380
Intangible assets, principally customer relationships	44,157
Goodwill	138,480
Other assets	1,522
Accounts payable	(19,093)
Other current liabilities	(61,654)
Income taxes payable	(16,445)
Long term debt and capital lease obligations	(50)
Deferred income taxes	(14,194)
Other liabilities	(17,325)

Total purchase price, net of $6,160 cash received	$203,882

The weighted-average amortization period of the intangible assets, principally customer relationships, is 13.9 years. The intangible asset amortization expense was $1,006 and $2,684 for the three month and nine month periods ended September 30, 2005, respectively, and will be approximately $4,000 annually for the twelve month periods ending September 30, 2006 and 2007, approximately $3,100 for the twelve month period ending September 30, 2008 and approximately $2,700 for the twelve month periods ending September 30, 2009 and 2010.

The Company expects significant synergies and reduced operating expenses from the consolidation of duplicate facilities acquired in this acquisition and began work on a consolidation plan before the acquisition was finalized. Based on the preliminary consolidation plan, the Company recorded an estimated restructuring reserve at January 31, 2005 in the amount of $11,790. The major expenses included in the restructuring reserve are employee severance and lease termination expenses. The Company expects that most of the facility consolidations included in this plan will be initiated by the end of 2005 and will adjust the restructuring reserve as better information becomes available. The initial reserve and subsequent reserve modifications were recorded as adjustments to Goodwill and Accrued Expenses. The following table summarizes the reserve recorded at January 31, 2005 and the activity through September 30, 2005:

	Balance		Balance			Balance
	Jan 31,		Mar 31,	Additions		June 30,
	2005	Payments	2005	(reductions)	Payments	2005

Employee severance	$7,075	$(1,729)	$5,346	$583	$(1,318)	$4,611
Lease termination	1,861	(62)	1,799	1,427	(348)	2,878
Other	2,854	(180)	2,674	(1,612)	(166)	896

Total	$11,790	$(1,971)	$9,819	$398	$(1,832)	$8,385

	Balance			Balance
	June 30,	Additions		Sept 30,
	2005	(reductions)	Payments	2005

Employee severance	$4,611	$579	$(1,944)	$3,246
Lease termination	2,878	(57)	(243)	2,578
Other	896	(140)	(66)	690

Total	$8,385	$382	$(2,253)	$6,514

The Company has reviewed the tax history with respect to its acquisition of KAGT Holdings and its Seven Worldwide, Inc. subsidiary and has accrued additional tax liabilities through purchase accounting for certain tax implications of the prior acquisition of Seven Worldwide, Inc. by the prior owner. The Company is a party to an indemnity provision in the Stock Purchase Agreement which may allow for a recovery of some or all of these liabilities if and when a final determination is made.
The following table presents the unaudited pro forma results of operations of the Company for the three and nine month periods ended September 30, 2005 and September 30, 2004. The unaudited pro forma financial information summarizes the results of operations for the periods indicated as if the KAGT Holdings, Inc. acquisition had occurred at the beginning of each period. The pro forma information contains the actual combined operating results of Schawk, Inc. and Seven Worldwide, Inc., with the results prior to the acquisition adjusted to include the pro forma impact of: 1) elimination of Seven Worldwide interest expense and deferred financing cost amortization related to bank debt retired at acquisition, offset by pro forma interest expense on Schawk, Inc. bank debt and private placement financing used to fund the acquisition, 2) elimination of redundant Seven Worldwide senior management not retained post-acquisition, and 3) proforma adjustment of depreciation and intangible asset amortization based on estimated fair values of the Seven Worldwide assets used in the Company’s

September 30, 2005 financial statements. The Seven Worldwide results of operations for the three month and nine month periods ended September 30, 2004 have been restated to eliminate discontinued operations of a division of the company divested in mid 2004.

Pro forma, unaudited, in thousands,	Three months ended	Three months ended
except per share amounts	Sept 30, 2005	Sept 30, 2004

Total revenue	$165,343	$155,214
Net income	8,760	9,919
Diluted earnings per share	$0.32	$0.36

Pro forma, unaudited, in thousands,	Nine months ended	Nine months ended
except per share amounts	Sept 30, 2005	Sept 30, 2004

Total revenue	$478,935	$451,297
Net income	19,494	18,414
Diluted earnings per share	$0.73	$0.69

On December 31, 2004, the Company acquired the operating assets and assumed certain liabilities of Weir Holdings Limited (Winnetts.) The purchase price allocation for this acquisition has not been finalized. The Company will adjust the preliminary purchase price allocation upon the completion of the tangible and intangible asset appraisal that is in process.
In connection with its acquisition of the assets of Weir Holdings Limited (Winnetts) on December 31, 2004, the Company established a restructuring reserve, primarily for employee severance and lease abandonment expenses, in the amount of $2,500. The following table summarizes the activity in the reserve for the first nine months of 2005:

	Balance		Balance		Balance
	Dec 31,		Mar 31,		June 30,
	2004	Payments	2005	Payments	2005

Employee severance	$1,254	–	$1,254	$(198)	$1,056
Lease termination	837	–	837	–	837
Other	409	–	409	(53)	356

Total	$2,500	–	$2,500	$(251)	$2,249

	Balance		Balance
	June 30,		Sept 30,
	2005	Payments	2005

Employee severance	$1,056	$(120)	$936
Lease termination	837	–	837
Other	356	(200)	156

Total	$2,249	$(320)	$1,929

One of the highest priorities of the Company during 2005 has been the integration of the Seven Worldwide and Winnetts acquisitions into the Company’s combined operations. This has involved planning and executing the consolidation of duplicate facilities in locations served by separate facilities of the pre-acquisition businesses as well as elimination of duplicate administrative functions. During the three month and nine month periods ended September 30, 2005, the Company recorded Acquisition integration expenses of $1,971 and $4,043, respectively, which are shown as a separate line in the operating expense section of the Consolidated Statement of Operations for the three month and nine month periods ended September 30, 2005. The major items included in this expense are severance pay for employees at legacy Schawk Inc facilities that have been merged with operations of the acquired businesses, retention pay for key employees whose services were necessary during a transition period, travel expenses related to the planning and execution of facility consolidations, and professional fees for accounting, human resource, and integration planning advice.
Note 10. Debt
In connection with the Company’s financing of the Seven Worldwide acquisition, the Company entered into a credit agreement dated January 28, 2005 with JPMorgan Chase Bank, N.A. The credit agreement provides for a five-year unsecured revolving credit facility of $100,000, expandable to $125,000, with interest at LIBOR plus a margin based on the Company’s cash flow leverage ratio. On April 15, 2005, the accordion feature of the agreement was utilized to increase the revolving credit commitment to $115,000. $105,950 was outstanding under this agreement at September 30, 2005 and is included in Long-term debt on the Consolidated Balance Sheet.
Also on January 28, 2005, the Company entered into a Note Purchase and Private Shelf Agreement with Prudential Investment Management Inc, pursuant to which the Company sold $50,000 in a series of three Senior Notes. The first note, in the amount of $10,000, will mature in 2010 and bears interest at 4.81%. The second and third notes, each in the amount of $20,000, mature in 2011 and 2012, respectively, and bear interest at the rate of 4.99% and 5.17%, respectively. The total of these notes, $50,000, is included in Long-term debt on the September 30, 2005 Consolidated Balance Sheet.
The borrowings under both agreements are subject to certain restrictive covenants. The Company is in compliance with these covenants as of September 30, 2005.
Note 11. Intangibles
As of September 30, 2005, the acquired intangible assets related to the Winnetts acquisition on December 31, 2004 and the Seven Worldwide acquisition on January 31, 2005 have been valued based on preliminary purchase price allocations. The amounts allocated to intangible assets may be adjusted when these purchase price allocations are finalized. Intangible assets, resulting primarily from the Winnetts, Seven Worldwide and previous acquisitions accounted for under the purchase method of accounting, consist of the following:

	Sept 30,	Dec 31,	Weighted
	2005	2004	average life

Customer relationships	$52,230	$12,632	15.2 years
Non-compete agreements	681	681	3.5 years
Patents	323	311	20.0 years
Digital Images	900	–	5.0 years
Developed technologies	4,061	–	3.0 years

	58,195	13,624	14.1 years
Accumulated amortization	(4,286)	(870)

	$53,909	$12,754

Amortization expense related to intangible assets was $1,303 and $3,416 for the three month and nine month periods ended September 30, 2005. Amortization expense for each of the next five fiscal years beginning October 1, 2005 is expected to be approximately $5,063 for fiscal years 2006 and 2007, $4,161 for fiscal year 2008, $3,685 for fiscal year 2009 and $3,602 for fiscal year 2010.
Note 12. Subsequent events
On October 26, 2005, the Company filed a Form S-3 Registration Statement with the Securities and Exchange Commission to register 3,552,372 shares of its common stock for offer and sale from time to time by certain stockholders of the Company who received shares in connection with the Company’s acquisition of Seven Worldwide, Inc. in January 2005. The registration statement also registers for sale from time to time by the Company 500,000 shares of its common stock. The Company may offer such shares to the public from time to time in order to fund future acquisitions, to reduce indebtedness or to fund other corporate purposes. The Company will not receive any proceeds from sales of the shares made by any selling stockholder.

Prospectus
Schawk, Inc.
4,120,074 Shares of Class A Common Stock
This prospectus relates to the offer and sale from time to time of up to 3,570,074 shares of our common stock by the selling stockholders named herein and up to 550,000 shares of common stock by us.
We and the selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We will not receive any proceeds from sales of common stock by the selling stockholders. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 10.
Our common stock is listed for trading on the New York Stock Exchange under the symbol “SGK.” On November 29, 2005, the last reported sale price of the common stock was $17.61 per share.
Our corporate offices are located at 1695 River Road, Des Plaines, Illinois, 60018. Our telephone number at that address is (847) 827-9494.
Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 2 and in any prospectus supplement accompanying this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus November 30, 2005.

i

About this prospectus
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell up to 550,000 shares of common stock described in this prospectus and in any prospectus supplement in one or more offerings. In addition, the selling stockholders named herein may, from time to time, sell up to 3,570,074 shares of common stock described in this prospectus and in any prospectus supplement in one or more offerings. Each time we or a selling stockholder sells shares under this prospectus, we or the selling stockholder will be required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder, if applicable, and the manner in which the securities are being offered. That prospectus supplement may include additional risk factors or other additional disclosure. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”
As used in this prospectus, the terms “we,” “our,” and “us” may, depending on the context, refer to Schawk, Inc., including our consolidated subsidiaries.
You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Risk factors
You should carefully consider the risks described below, in addition to the other information contained in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones we face. Additional risks described below under “Cautionary Statement Regarding Forward-Looking Statements” and other risks that are not currently known to us or that we currently do not consider to be material may also impair our business operations and financial condition.
Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Our business is sensitive to general economic conditions. An economic decline or other circumstances that result in reductions in our clients’ marketing and advertising budgets could negatively impact our sales volume and revenues and our ability to respond to competition or take advantage of business opportunities.
Our revenues are derived from many clients in a variety of industries and businesses, some of whose marketing and advertising spending levels can be cyclical in nature and subject to significant reductions based on changes in, among other things, general economic conditions. Our operating results may reflect our client’s order patterns or the effects of economic downturns on their businesses. In addition, because we conduct our operations in a variety of markets, we are subject to economic conditions in each of these markets. Accordingly, general economic downturns or localized downturns in markets where we have operations could have a material adverse effect on our business, results of operations and financial condition.
Our operating results fluctuate from quarter to quarter.
Our quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including:
•  timing of the completion of particular projects or orders;
•  material reduction or cancellation of major projects or the loss of a major client;
•  timing of new business;
•  differences in order flows;
•  sensitivity to general economic conditions;
•  the health of the consumer products industry;
•  the relative mix of different types of work with differing margins;
•  costs relating to the expansion of operations, including costs to integrate current and future acquisitions;
•  changes in interest costs and tax rates; and
•  costs associated with compliance with legal and regulatory requirements.
Many of these factors are outside of our control. We believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. It is possible that, in certain future quarters, our operating results may be below the expectations of public market analysts and investors. In such an event, the price of our common stock could decline.
We are subject to unpredictable order flows.
Our services and related business activity generally have been characterized by individual assignments from clients on a project-by-project basis rather than long-term contractual arrangements. Continued engagements for successive jobs are primarily dependent upon the client’s satisfaction with services previously provided. While technological advances have enabled us to shorten considerably our production cycle to meet our clients’ increasing speed-to-market demands, we may in turn receive less advance notice from our clients of upcoming projects. Although we have established long-standing relationships with many of our clients and believe our reputation for quality service is excellent, we are not able to predict with certainty the volume of our business even in the near future.
We are dependent on certain key clients.
Our ten largest clients accounted for approximately 43% of our revenues in 2004 and 35% of revenues for the nine months ended September 30, 2005. In 2004 and for the nine months ended September 30, 2005, approximately 7% and 9%, respectively, of our total revenues came from our largest single client. While we seek to build long-term client relationships, revenues from any particular client can fluctuate from period to period due to such client’s purchasing patterns. Any termination or significant disruption of our relationships with any of our principal clients could have a material adverse effect on our business, financial condition and results of operations.
Our foreign operations are subject to currency exchange, political, investment and other risks that could hinder us from transferring funds out of a foreign country, delay our debt service payments, cause our operating costs to increase and adversely affect our results of operations.
Our foreign operations have expanded significantly as a result of our acquisition of the business of Winnetts from Weir Holdings, Inc. in December 2004 and our acquisition of Seven Worldwide, Inc. in January 2005. We now operate in thirteen countries. For the nine months ended September 30, 2005, consolidated net sales from operations outside North America were approximately $78.5 million, which represented approximately 17.3% of our consolidated net sales. As a result of our foreign operations, we are subject to certain risks which could disrupt our operations or force us to incur unanticipated costs and have an adverse effect on our ability to make payments on our debt obligations.
Devaluations and fluctuations in currency exchange rates may affect our operating performance by impacting revenues and expenses outside of the U.S. due to fluctuations in currencies other than the U.S. dollar or where we translate into U.S. dollars for financial reporting purposes the assets and liabilities of our foreign operations conducted in local currencies.
We are subject to various other risks associated with operating in foreign countries, such as the following:
•  political, social and economic instability;
•  war, civil disturbance or acts of terrorism;
•  taking of property by nationalization or expropriation without fair compensation;
•  changes in government policies and regulations;

•  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
•  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
•  hyperinflation in certain foreign countries; and
•  impositions or increase of investment and other restrictions or requirements by foreign governments.
We operate in a highly competitive industry.
We compete with other providers of digital graphic and creative imaging services. The market for such services is highly fragmented, with several national and many regional participants. We face, and will continue to face, competition in our business from many sources, including national and large regional companies, some of which have greater financial, marketing and other resources than we do. In addition, local and regional firms specializing in particular markets compete on the basis of established long-term relationships or specialized knowledge of such markets. The introduction of new technologies may create lower barriers to entry that may allow other firms to provide competing services.
There can be no assurance that competitors will not introduce services or products that achieve greater market acceptance than, or are technologically superior to, our current service offerings. We cannot assure you that the Company will be able to continue to compete successfully or that competitive pressures will not adversely affect our business, financial condition and results of operations.
We may be unable to quickly and effectively integrate the operations of Seven Worldwide and Winnetts, which could materially adversely affect our combined business, financial condition and results of operations.
We continue to integrate and coordinate key elements of the Seven Worldwide and Winnetts businesses with our historical operations in order to maintain and increase our profitability and operating efficiencies. Some of the key elements we are integrating include:
•  service offerings;
•  marketing and business development efforts;
•  management and other professional personnel; and
•  graphics production and financial accounting systems.
We may not accomplish the integration smoothly, expeditiously or successfully. The difficulties of combining the companies’ operations include:
•  the necessity of coordinating geographically separated organizations;
•  integrating organizations whose personnel have diverse business and cultural backgrounds; and
•  combining different corporate cultures.
The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s businesses and the loss of key personnel. We will need to dedicate management resources, which may distract attention from normal operations. Employee uncertainty and lack of focus during the integration could also disrupt our businesses. If we fail to integrate our operations quickly and effectively, there could be uncertainty in the marketplace or client concern regarding the impact of these acquisitions, which could materially adversely affect our businesses, financial condition and results of operations.
Among the factors considered by our board of directors in connection with its approval of the Seven Worldwide and Winnetts acquisitions were the opportunities for economies of scale and operating efficiencies that could result from the acquisitions. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.
Failure to properly manage our expanding operations may adversely impact our business.
Continued rapid growth will place a significant strain on our financial and other resources and could result in significant operating losses. Since December 31, 2003, the size of our employee base has increased 222%. Further increases are anticipated in the future, either through organic growth or through the carefully targeted acquisitions of companies that meet our acquisition criteria. In order to manage the growth of our client services staff, we will need to continue to improve our operational, financial and other internal systems. If our management is unable to manage growth effectively and revenues do not increase sufficiently to cover our increased expenses, our operations could be adversely affected.
We may encounter difficulties arising from future acquisitions or consolidation efforts.
During the past several years, we have invested, and in the future may continue to invest, a substantial amount of capital in acquisitions in addition to our Winnetts and Seven Worldwide acquisitions. Acquisitions involve numerous risks, including:
•  difficulty in assimilating the operations and personnel of the acquired company with our existing operations and realizing anticipated synergies;
•  the loss of key employees or key clients of the acquired company;
•  difficulty in maintaining uniform standards, controls, procedures and policies; and
•  unrecorded liabilities of acquired companies that we failed to discover during our due diligence investigations.
We cannot assure you that we will realize the expected benefits from future acquisitions or that our existing operations will not be harmed as a result of any such acquisitions. In addition, the cost of unsuccessful acquisition efforts could adversely affect our financial performance. We have undertaken consolidation efforts in the past in connection with our acquisitions, and in connection with future acquisitions, we will likely undertake consolidation plans to eliminate duplicate facilities and to otherwise improve operating efficiencies. Any future consolidation efforts may divert the attention of management, disrupt our ordinary operations or those of our subsidiaries or otherwise adversely affect our financial performance.
The loss of key personnel could adversely affect our current operations and our ability to achieve continued growth.
We are highly dependent upon the continued service and performance of our senior management team and other key employees, in particular David A. Schawk, our President and Chief Executive Officer, A. Alex Sarkisian, our Chief Operating Officer, and James J. Patterson, our Chief Financial Officer. The loss of one or more of these officers may significantly delay or prevent the achievement of our business objectives.

Our continued success also will depend on retaining the highly skilled employees that are critical to the continued advancement, development and support of our client services and ongoing sales and marketing efforts. Any loss of a significant number of our client service, sales or marketing professionals could negatively affect our business and prospects. As we continue to integrate the businesses of Seven Worldwide and Winnetts, our competitors may intensify their efforts to recruit key employees of those businesses. Although we generally have been successful in our recruiting efforts, we compete for qualified individuals with companies engaged in our business lines and with other technology, marketing and manufacturing companies. Accordingly, we may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan. If, for any reason, these officers or key employees do not remain with us, our operations could be adversely affected until suitable replacements with appropriate experience can be found.
Work stoppages and other labor relations matters may make it substantially more difficult or expensive for us to produce our products and services, which could result in decreased sales or increased costs, either of which would negatively impact our financial condition and results of operations.
We are subject to risk of work stoppages and other labor relations matters, particularly in the U.S. and Canada where approximately 14% of our employees are unionized. Any prolonged work stoppage or strike at any one of our principal facilities could have a negative impact on our business, financial condition or results of operations.
We are subject to restrictive debt covenants.
We have and may in the future incur indebtedness in connection with our acquisition strategy or to fund our operations. Our current credit agreements contain covenants that in some cases restrict certain actions, such as our ability to incur additional indebtedness, dispose of assets or engage in certain types of mergers or acquisitions, and may impede our ability to implement our growth strategy. No assurances can be given that existing credit agreements will not restrict our growth strategy or that we will not in the future enter into agreements with our lenders that contain restrictive covenants that would have a similar effect.
We remain susceptible to risks associated with technological change, including risks based on the services we provide and may seek to provide in the future as a result of technological changes.
We believe our ability to develop and exploit emerging technologies has contributed to our success and has demonstrated to our clients the value of using our services rather than attempting to perform these functions in-house or through lower-cost, reduced-service competitors. We believe our success also has depended in part on our ability to adapt our business as technology advances in our industry have changed the way graphics projects are produced. These changes include a shift from traditional production of images to offering more consulting and project management services to clients. Accordingly, our ability to grow will depend upon our ability to keep pace with technological advances and industry evolutions on a continuing basis and to integrate available technologies and provide additional services commensurate with client needs in a commercially appropriate manner. Our business may be adversely affected if we are unable to keep pace with relevant technological and industry changes or if the technologies that we adopt or services we promote do not receive widespread market acceptance.
Various Schawk family members and trusts own a significant interest in us and may exercise their control in a manner detrimental to your interests.
Various members of the Schawk family and their trusts currently control approximately 62% of the outstanding voting power of our company. Therefore, the Schawk family has the power to direct our affairs and is able to determine the outcome of substantially all matters required to be submitted to stockholders for approval, including the election of all our directors. Clarence W. Schawk and David A. Schawk, members of the Schawk family, are directors of our company. We cannot assure you that members of the Schawk family will not exercise their control over us in a manner detrimental to your interests. In addition, members of the Schawk family could elect to sell substantial amounts of our common stock in the public market in the future, which could cause our market price to decline. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.
We may be subject to losses that might not be covered in whole or in part by existing insurance coverage. These uninsured losses could result in substantial liabilities to us that would negatively impact our financial condition.
We carry comprehensive liability, fire and extended coverage insurance on all of our facilities, and other specialized coverages, including errors and omissions coverage, with policy specifications and insured limits customarily carried for similar properties and purposes. There are certain types of risks and losses, however, such as losses resulting from wars or acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could incur significant liabilities, and if such loss affects property we own, we could lose capital invested in that property or the anticipated future revenues derived from the activities conducted at that property, while remaining liable for any lease or other financial obligations related to the property. In addition to substantial financial liabilities, an uninsured loss or a loss that exceeds our coverage could adversely affect our ability to replace property or capital equipment that is destroyed or damaged, and our productive capacity may diminish.
The price for our common stock has been volatile and unpredictable.
The price for our common stock has been volatile. Since January 1, 2003, the high and low sales price of our common stock has ranged from a high of $26.00 to a low of $8.99. The market price of our common stock may experience fluctuations in the future for a variety of reasons, including:
•  negative news about other publicly traded companies in our industry or in the consumer goods or advertising industries;
•  general economic or stock market conditions unrelated to our operating performance;
•  quarterly variations in our operating results;
•  changes in earnings estimates by analysts; and
•  announcements of new clients or service offerings by our competitors.

Cautionary statement regarding
forward-looking statements
Certain statements contained or incorporated by reference herein that relate to our beliefs or expectations as to future events are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend any such statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1999. Although we believe that the assumptions upon which such forward-looking statements are based are reasonable within the bounds of our knowledge of our business and operations, we give no assurance that the assumptions will prove to be correct, and undue reliance should not be placed on such statements. Important factors that could cause actual results to differ materially and adversely from our expectations and beliefs include, among other things,
•  the strength of the United States economy in general and specifically market conditions for the consumer products industry,
•  the level of demand for our services,
•  the stability of political conditions in other countries in which we have production and services capabilities,
•  higher than expected costs or unanticipated difficulties associated with integrating the acquired operations of Winnetts and Seven Worldwide,
•  the ability to implement restructuring plans,
•  our ability to implement our growth strategy,
•  loss of key management and operational personnel,
•  our skill in identifying and exploiting industry trends and exploiting technological advances in the imaging industry,
•  higher than expected costs associated with compliance with legal and regulatory requirements,
•  the stability of state, federal and foreign tax laws, and
•  terrorist attacks, wars, diseases and other geo-political events, and other factors detailed in our filings with the Securities and Exchange Commission.
We assume no obligation to update publicly any of these statements in light of future events.
Business
We are a leading independent provider of digital imaging graphic services to the global consumer products packaging, retail, point of sale, advertising, entertainment and promotional markets. We provide clients, at their option, access to a fully integrated or modular set of products and services on a global or local basis. We have been in operation since 1953 and are incorporated under the laws of the State of Delaware. We presently have operations in North America (U.S., Canada and Mexico), Asia (Singapore, China, Japan, Thailand and Malaysia), Europe (United Kingdom, Belgium and Spain), India and Australia.
Our services include brand strategy, creative design, digital and analog image database archival and management, and workflow management consulting services, as well as 3-D imaging for package design, art production, large format printing, digital photography and various related outsourcing and graphics arts consulting services. Our facilities produce conventional, electronic and desktop color separations, electronic retouching, conventional and digital plate making and digital press proofs. We have particular expertise in preparing color images for high volume print production runs of consumer products packaging. We function as a vital interface between our Fortune 1000 consumer products clients, their creative designers and their converters or printers in assuring the production of consistent, high quality graphic images in increasingly shorter turnaround and delivery times.
Use of proceeds
3,570,074 shares of common stock offered hereby are being registered for resale by the selling stockholders identified in this prospectus under “Selling Stockholders” and 550,000 shares are being registered for sale by us. We will not receive any proceeds from the sale of shares by the selling stockholders. Except as otherwise described in any applicable prospectus supplement, we may use the net proceeds from any sale of the securities offered and sold by us to pursue further growth opportunities, reduce indebtedness and for general corporate purposes.
Selling stockholders
The shares that may be offered and sold from time to time by the selling stockholders were originally issued and sold by us in connection with a Stock Purchase Agreement among us, Seven Worldwide, Inc., KAGT Holdings, Inc. and the stockholders of KAGT Holdings, Inc., dated as of December 17, 2004. We issued the shares pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereunder. We are registering the shares owned by the selling stockholders and covered by this prospectus pursuant to a Registration Rights Agreement, dated as of January 31, 2005, among us, certain of our principal stockholders and certain former stockholders of KAGT Holdings, Inc.
The following table sets forth:
•  the names of the selling stockholders who have requested that their shares be included in this registration statement;
•  the number of shares of common stock that are owned by each of the selling stockholders prior to the offering; and
•  the number of shares of common stock that are being offered by the selling stockholders.
Unless set forth in the following table or the footnotes thereto, to our knowledge, none of the selling stockholders has or in the last three years has had any material relationship with us or any of our predecessors or affiliates. The selling stockholders may sell some, all or none of their shares, and we do not know how long the selling stockholders will hold the shares before selling them. The number of shares each may offer under this prospectus and any supplement to this prospectus may be reduced if marketing factors require a limitation of the amount of securities sold in connection with an underwritten offering under this prospectus and any supplement to this prospectus. Ownership is based upon information provided by each respective selling stockholder and schedules 13G and other public documents filed with the SEC.

			Number of shares of
	Number of shares of		common stock to be
	common stock owned	Number of shares	owned after this
Name	before offering	being offered	offering(1)

Kohlberg Investors IV, L.P.(2)	992,022	992,022	0
Kohlberg TE Investors IV, L.P.(2)	1,191,341	1,191,341	0
Kohlberg Offshore Investors IV, L.P.(2)	90,743	90,743	0
Kohlberg Partners IV, L.P.(2)	750,037	750,037	0
KOCO Investors IV, L.P.(2)	19,877	19,877	0
Silver Point Capital Fund, L.P.	36,528	36,528	0
Silver Point Capital Offshore Fund, Limited	85,233	85,233	0
Hudson River Co-Investment Fund, L.P.	304,402	304,402	0
VO III, LLC(3)	82,189	82,189	0
Basil K. Vasiliou(3)	17,702	17,702	0

Total	3,570,074	3,570,074	–

(1) Assumes the sale of all shares offered in this prospectus.
(2) Kohlberg Management IV, L.L.C. is the sole general partner of each of Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P. and KOCO Investors IV, L.P. One of the members of Kohlberg Management IV, L.L.C., Christopher Lacovara, is a member of our board of directors.
(3) Basil K. Vasiliou is the beneficial owner of all membership interests in VO III, LLC.
Plan of distribution
We are registering 550,000 shares of common stock covered by this prospectus for sale by us and 3,570,074 shares for resale by the selling stockholders; however, the registration does not necessarily mean that we or the selling stockholders will offer and sell any of such shares. The term “selling stockholders” as used in this section of the prospectus refers to the selling stockholders listed above, or their pledgees, donees, transferees, or any of their successors in interest.
Such shares of common stock may be sold from time to time directly by us or by the selling stockholders or, alternatively, through underwriters, broker-dealers or agents. If shares of the common stock are sold through underwriters, broker-dealers or agents, responsibility for underwriting discounts or commissions or agent’s commissions will be borne by the party on whose behalf the shares are being offered and sold. Such common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions):
•  through the New York Stock Exchange or on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale,
•  in the over-the-counter market,

•  in transactions otherwise than on such exchanges or services or in the over-the-counter market, such as in privately negotiated transactions, or
•  through the writing of options.
In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell such securities.
The selling stockholders may select broker-dealers to sell their shares. Broker-dealers that the selling stockholders engage may arrange for other broker-dealers to participate in selling such shares. The selling stockholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker-dealers, and the selling stockholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with the sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. In no event will any distribution of the shares of common stock covered by this prospectus take the form of an underwritten offering without our prior agreement. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.
If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of such selling stockholder’s shares offered by this prospectus through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) or (c) under the Securities Act, disclosing facts material to the transaction.
Legal matters
The validity of the common stock to be offered by this prospectus is being passed on for us by Vedder, Price, Kaufman & Kammholz, P.C. John T. McEnroe, one of our directors, is also a shareholder of Vedder, Price, Kaufman & Kammholz, P.C.
Experts
The consolidated financial statements of Schawk, Inc. appearing in the Schawk, Inc. Form 10-K at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Seven Worldwide Holdings, Inc. (formerly known as KAGT Holdings Inc.), as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the periods October 10, 2003 through December 31, 2003, and June 2, 2003 through October 9, 2003, incorporated in this prospectus by reference from the Current Report on Form 8-K/ A of Schawk, Inc. filed on April 18, 2005, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company’s acquisition by Schawk, Inc.), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Seven Worldwide, Inc. (formerly known as Applied Graphics Technologies, Inc.), as of October 9, 2003 and December 31, 2002 and for the period January 1, 2003 to October 9, 2003 and the year ended December 31, 2002, incorporated in this prospectus by reference from the Current Report on Form 8-K/ A of Schawk, Inc. filed on April 18, 2005 have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report (which report expresses an unqualified opinion with explanatory paragraphs on the adoption of the non-amortization and impairment provisions for goodwill and the presentation of the broadcast media distribution services business as a discontinued operation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Incorporation of documents by reference
The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. The following documents filed by us with the SEC are incorporated by reference into this prospectus:
•  our annual report on Form 10-K for the year ended December 31, 2004;
•  our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;
•  our Proxy Statement on Schedule 14A for our 2005 annual meeting of stockholders;
•  our current reports on Form 8-K filed on January 6, 2005, February 2, 2005, April 18, 2005 and June 6, 2005; and
•  the description of our common stock contained in our Registration Statement on Form 8-A filed on November 21, 1986.
All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the termination of the offering covered by this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part of the prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Where you can find more information
We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Station Place, 100 F Street NE, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at the above address. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.
The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us. The reports, proxy and information statements, and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.
We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Christine Pecucci, Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018, telephone number (847) 827-9494.

3,470,183 shares
Class A common stock
Prospectus supplement

JPMorgan	Robert W. Baird & Co.

                      , 2006
You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of shares of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus supplement the accompanying prospectus and the documents we have incorporated by reference in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.